UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Supplement for the month of June 2003.

Commission File Number: 1-31416

NISSIN CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 15F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1555
Japan

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  X  Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISSIN CO., LTD.

Date: June 25, 2003	By:	/s/ Hitoshi Higaki Hitoshi Higaki Managing Director

FORWARD-LOOKING STATEMENTS

     The Annual Financial Report (Japanese GAAP) included herein as Exhibit 1 contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets and are subject to various risks, uncertainties and assumptions about our business. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

     Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Annual Financial Report (Japanese GAAP), dated June 25, 2003

Exhibit 1

Annual Financial Report

(Japanese GAAP)

This report is an English translation of “Yukashoken-Houkokusho” as of and for the year ended March 31, 2003, pursuant to the Japanese Securities and Exchange Law, Regulation 24-1

FIRST SECTION: CORPORATE INFORMATION
ITEM 1. OVERVIEW OF THE CORPORATION
ITEM 2. OVERVIEW OF BUSINESS
ITEM 3. OVERVIEW OF PROPERTY AND EQUIPMENT
ITEM 4. OVERVIEW OF NISSIN
ITEM 5. FINANCIAL STATEMENTS
SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS
CHANGES IN PRESENTATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
ITEM 6. INFORMATION ON STOCK AFFAIRS
ITEM 7. REFERENCE INFORMATION FOR NISSIN
SECOND SECTION: GUARANTOR COMPANY OF NISSIN
Audit Report
Report of Independent Certified Public Accountants
Audit Report
Report of Independent Certified Public Accountants

Document for filing:	Annual Financial Report

Pursuant to:	Japanese Securities and Exchange Law, Regulation 24-1

Administrative Division for Filing to:	Director of Kanto Local Finance Bureau

Filing Date:	June 25, 2003

Period of Annual Financial Report for:	April 1, 2002 ~ March 31, 2003

Company Name (in English):	NISSIN CO., LTD.

Representative:	President and Representative Director, Kunihiko Sakioka

Location of Matsuyama Head Office:	7-6, Chifune-machi 5-Chome, Matsuyama City, Ehime, Japan + 81-89-943-2400
Telephone:	(The address above is the registered head office; the actual principal executive office is the Tokyo Head Office indicated below)

Contact:	Tadashi Okamoto, General Manager of Accounting Department

Location of Tokyo Head Office:	6-1, Nishi-shinjuku 1-Chome, Shinjuku-ku, Tokyo

Telephone:	+ 81-3- 3348-2424

Contact:	Tadashi Okamoto, General Manager of Accounting Department

Location where the filing is available to the public:	Tokyo Head Office, Nissin Co., Ltd.
    (6-1, Nishi-shinjuku 1-Chome, Shinjuku-ku, Tokyo)
Osaka Branch Office, Nissin Co., Ltd.
    (2-27, Shiromi 1-Chome, Chuo-ku, Osaka)
Omiya Branch, Nissin Co., Ltd.
    (23-1, Kishiki-cho 1-Chome, Omiya-ku, Saitama City, Saitama)
Chiba Branch, Nissin Co., Ltd.
    (14-13, Fujimi 1-Chome, Chuo-ku, Chiba City, Chiba)
Yokohama Kannai Branch, Nissin Co., Ltd.
    (45-1, Sumiyoshi-cho 4-Chome, Naka-ku, Yokohama City, Kanagawa)
Nagoya Branch, Nissin Co., Ltd.
    (5-31, Nishiki 3-Chome, Naka-ku, Nagoya City, Aichi)
Kobe Branch, Nissin Co., Ltd.
    (1-12, Gokodori 6-Chome Chuo-ku, Kobe City, Hyogo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Annual Financial Report

FIRST SECTION: CORPORATE INFORMATION

ITEM 1.    OVERVIEW OF THE CORPORATION

1.    Key Financial Data and Trends
Note: All amounts in these financial statements are rounded down to the nearest unit.

	As of / For the Years Ended March 31,

	1999	2000	2001	2002	2003

	(in millions, except percentages, times, per share data and number of employees)
Consolidated financial data:
Operating revenues	¥—	¥—	¥32,106	¥36,515	¥45,601
Ordinary income	—	—	9,090	9,256	10,714
Net income	—	—	5,153	4,817	5,209
Shareholders’ equity	—	—	38,981	43,191	44,905
Total assets	—	—	161,489	177,834	203,714
Shareholders’ equity per share (in yen)	—	—	3,573.25	1,310.62	708.98
Earnings per share (in yen):
Basic	—	—	477.54	146.13	79.63
Diluted	—	—	477.52	146.12	—
Ratio of shareholders’ equity to total assets (%)	—	—	24.1	24.3	22.0
Return on equity (%)	—	—	13.2	11.7	11.8
Price earnings ratio (times)	—	—	13.2	11.3	12.2
Net cash used in operating activities	—	—	(9,191)	(20,396)	(14,347)
Net cash provided by (used in) investing activities	—	—	95	287	(1,462)
Net cash provided by financing activities	—	—	17,788	11,384	22,306
Cash and cash equivalents at end of year	—	17,148	25,841	17,116	23,612
Number of employees (persons)	—	—	695	859	832
Average number of temporary employees (persons)	—	—	69	77	82
Non-consolidated financial data:
Operating revenues	26,529	29,076	32,027	36,401	41,381
Ordinary income	7,411	8,002	9,217	9,431	10,304
Net income	3,268	4,421	5,230	4,978	4,945
Gains from investments in equity-method affiliates	—	—	—	—	—
Common stock	5,688	5,912	6,167	6,610	6,610
Issued shares (in thousand shares)	10,667	10,780	10,909	33,156	66,312
Shareholders’ equity	28,684	33,920	39,059	43,430	44,883
Total assets	114,355	137,703	161,484	177,697	201,680
Shareholders’ equity per share (in yen)	2,689.05	3,146.46	3,580.35	1,317.86	708.95
Dividends per share (in yen):
Full-year dividends	50.00	60.00	70.00	25.00	15.00
Interim dividend	25.00	25.00	35.00	12.50	6.50
Earnings per share (in yen):
Basic	307.76	411.89	484.67	151.02	75.85
Diluted	—	410.54	484.65	151.01	—
Ratio of shareholders’ equity to total assets (%)	25.1	24.6	24.2	24.4	22.3
Return on equity (%)	12.0	14.1	14.3	12.1	11.2
Price earnings ratio (times)	11.3	10.8	13.0	10.9	12.8
Dividend pay-out ratio (%)	16.3	14.6	14.5	16.6	19.4
Net cash used in operating activities	—	(8,746)	—	—	—
Net cash used in investing activities	—	(1,202)	—	—	—
Net cash provided by financing activities	—	17,014	—	—	—
Cash and cash equivalents at end of year	9,974	17,038	—	—	—
Number of employees (persons)	555	604	690	816	813
Average number of temporary employees (persons)	69	69	69	76	81

Annual Financial Report

Notes:	1	).	Consumption taxes are excluded from operating revenues.

	2	).	Consolidated financial statements were not prepared prior to the year ended March 31, 2001, which was the first year for which consolidated financial statements were prepared.

	3	).	The number of employees beginning as of March 31, 2000 and thereafter represents the number of full-time employees, net of employees loaned to other companies.

	4	).	Diluted earnings per share for the year ended March 31, 1999 were not presented, as neither warrants nor convertible bonds were outstanding during the fiscal year.

	5	).	Diluted earnings per share for the year ended March 31, 2003 were not presented, as there was no dilution effect for this fiscal year.

	6	).	On May 21, 2001, Nissin Co., Ltd. completed a three-for-one stock split.

	7	).	On May 21, 2002, Nissin Co., Ltd. completed a two-for-one stock split.

	8	).	Beginning as of and for the year ended March 31, 2002, treasury stock has been presented as a component of shareholders’ equity instead of as a component of assets in the non-consolidated financial statements, and per share data (excluding dividends per share) are calculated based on the number of shares issued less the number of treasury stock.

	9	).	Full-year dividend per share for the year ended March 31, 2003 includes the ¥1 memorial dividend in connection with the listing of Nissin Co., Ltd. shares on the New York Stock Exchange.

	10	).	Accounting Standard of Board Statement (“ASB Statement”) No. 2 of “Accounting Standard Concerning Earnings Per Share”, and Accounting Standard of Board Guidance (“ASB Guidance”) No. 4 of “Accounting Guidance Concerning Earnings Per Share”, issued by Accounting Standard Board of Japan (“ASBJ”) on September 25, 2002, were adopted beginning for the year ended March 31, 2003.

In addition, per share data are adjusted retroactively as follows, reflecting the above mentioned standard and guidance and stock splits:

	Years Ended / As of March 31,

Per Share Data	1999	2000	2001	2002	2003

			(in yen)
Consolidated:
Shareholders’ equity per share	¥—	¥—	¥594.61	¥654.58	¥708.98
Earnings per share:
Basic	—	—	78.65	72.34	79.63
Diluted	—	—	78.64	72.33	—
Non-consolidated:
Shareholders’ equity per share	447.47	523.63	595.80	658.20	708.95
Dividend per share:
Full-year dividend	8.33	10.00	11.67	12.50	15.00
Interim dividend	4.17	4.17	5.83	6.25	6.50
Earnings per share:
Basic	50.59	67.87	79.84	74.78	75.85
Diluted	—	67.64	79.84	74.78	—

Annual Financial Report

2.    Corporate History

May, 1960	Nissin Shoji Co., Ltd. (Common stock ¥1.85 million) established in Matsuyama City as a financial institution specializing in discounting commercial bills.

April, 1967	Merged with Nissin Real Estate Co., Ltd. (Common stock ¥8 million).

July, 1967	Relocated the head office to a new office in Katsuyama-cho, Matsuyama City; Began offering real estate secured loans.

July, 1972	Began offering consumer loans.

September, 1981	Began offering small business owner loans.

February, 1984	Registered as a money-lending company following the enactment of “Money-lending Business Restriction Law”

September, 1988	Began offering “Pure Ladies”, a telephone-cashing loan exclusively for female customers; Expanded business network to the Chugoku region by opening Hiroshima Branch.

March, 1990	Expanded business network to the Kinki region by opening Osaka-Minami Branch.

April, 1990	Merged with National Shinpan Co., Ltd. (Common stock ¥10 million).

May, 1990	Began offering “Wide Loan 300”, a loan product with a greater credit line to consumers.

November, 1990	Changed company name to Nissin Co., Ltd., and relocated the head office to the current location; Established Big Apple department for the purpose of providing wedding-related services.

March, 1992	Expanded business network to the Kyushu region by opening Fukuoka Branch.

January, 1994	Expanded business network to the Kanto region by opening Omiya Branch.

April, 1994	Obtained approval from Japan Securities Dealers Association to register shares on the OTC market.

August, 1994	Established Tokyo Office to strengthen financing activities and recruiting capabilities in the Kanto region.

March, 1995	Expanded business network to the Chubu region by opening Nagoya Branch.

June, 1995	Expanded business network to the Tohoku region by opening Sendai Branch; Expanded business network to the Hokkaido region by opening Sapporo Branch.

September, 1996	Listed on the Second Section of the Osaka Securities Exchange.

October, 1996	Upgraded Tokyo Office to branch office status.

April, 1998	Upgraded Tokyo Branch Office to head office status.

December, 1998	Listed on the Second Section of the Tokyo Stock Exchange.

September, 1999	Listed on the First Section of the Tokyo Stock Exchange and Osaka Securities Exchange.

March, 2000	Established Webcashing.com Co., Ltd.

July, 2001	Established Nissin Servicer Co., Ltd., currently a consolidated subsidiary.

August, 2002	Listed on the New York Stock Exchange.

Annual Financial Report

3.    Description of Business

The Nissin corporate group is comprised of Nissin Co., Ltd. (“NISSIN”), three subsidiaries and five affiliated companies (collectively, the “Company”). Members of the group are developing integrated financial services as their main business activity. The market position of each group company is described below.

Business Segment	Business Category	Company Name	Business Description	Note

	Consumer loan	Nissin Co., Ltd.	Provision of unsecured loans (with or without guarantors) and secured loans	—

Integrated financial services	Small business owner loan	Shinsei Business Finance Co., Ltd. Swan Credit Co., Ltd.	Provision of unsecured loans to small and medium-sized firms or its owners
Equity-method affiliates

	Customer development and mediation services	Ascot Co., Ltd.	Internet-based loans and credit card customer development and mediation

Loan servicing	Loan servicing	Nissin Servicer Co., Ltd.	Collection of specific money claims	Consolidated subsidiary

Small business owner support services	Raw materials distribution	BB Net Corp.	Provision of raw materials through online services and system software sales to small business owners	Equity-method affiliate

Other businesses	Bridal services	Big Apple Co., Ltd.	Bridal agency	Consolidated subsidiary

	Web consultation services	i-cf, Inc.	e-marketplace business and integrated e-business consulting	Equity-method affiliate

	Financial consultation services	Shiq Consulting Co., Ltd.	Strategic financial consulting	Consolidated subsidiary

Notes:	1	).	In October 2002, NISSIN acquired 25% of the shares of Shinsei Business Finance Co., Ltd., a subsidiary of Shinsei Bank, Limited, to launch a joint venture for small business owner financing.

	2	).	In November 2002, through an equity exchange transaction, Webcashing.com Co., Ltd., formerly a consolidated subsidiary of NISSIN, became a wholly-owned subsidiary of i-cf, Inc. (TSE Mothers Code: 4797), and i-cf, Inc. became an equity-method affiliate of NISSIN.

	3	).	On March 11, 2003, NISSIN sold a portion of shares of Future Create Inc., which NISSIN had invested in for the purpose of expanding the Company’s financial services to small business owners. As a result, Future Create Inc., was excluded from the scope of consolidation.

	4	).	On April 24, 2003, Shiq Consulting Co., Ltd. changed its company name to Nissin Credit Guarantee Co., Ltd., and plans to start a credit guarantee business in connection with real estate leases.

	5	).	On April 25, 2003, Nissin Insurance Co., Ltd., a 100% consolidated subsidiary, was established to start an insurance agency business.

Annual Financial Report

The relationships among the Company’s businesses are indicated below.

Consumers and small business owners
Provision of Internet-based financial information services
i-cf, Inc.
an equity-method affiliate
Webcashing.com Co., Ltd.
Advertisement of loans via the Internet
Ascot Co., Ltd.
an equity-method affiliate
Development of Business Timely customers via the Internet
Provision of financial services
Shinsei Business Finance Co., Ltd.
an equity-method affiliate
Guarantee provision and customer development
Swan Credit Co., Ltd.
an equity-method affiliate
Customer development
Nissin Servicer Co., Ltd.
a consolidated subsidiary
Provision of small business owner support services
BB Net Corp.
an equity-method affiliate
Customer development
Provision of bridal services
Big Apple Co., Ltd.
a consolidated subsidiary
Shiq Consulting Co., Ltd.
a consolidated subsidiary
Provision of financial consulting
Nissin Co., Ltd.

Annual Financial Report

4.    Information on Subsidiaries and Affiliates

(Consolidated subsidiaries)

		Common		Interest
		Stock		Owned
Company Name	Location	(in millions)	Main Business	(%)	Relationship

Nissin Servicer Co., Ltd.	Chiyoda-ku, Tokyo	¥500	Loan servicing	100.0%	2 interlocking directors and 1 interlocking statutory auditor
Big Apple Co., Ltd.	Matsuyama City, Ehime	10	Other businesses	100.0	Office leased from NISSIN 3 interlocking directors
Shiq Consulting Co., Ltd. (Note 2)	Shinjuku-ku, Tokyo	10	Other businesses	100.0	2 interlocking directors and 1 interlocking statutory auditor

(Equity-method affiliates)

		Common		Interest
		Stock		Owned
Company Name	Location	(in millions)	Main Business	(%)	Relationship

Ascot Co., Ltd.	Chiyoda-ku, Tokyo	¥450	Integrated financial services	25.0%	1 interlocking director
Swan Credit Co., Ltd.	Minato-ku, Tokyo	100	Integrated financial services	25.0	—
BB Net Corp. (Note 3)	Kita-ku, Osaka	859	Small business owner support services	20.6	—
i-cf, Inc. (Note 4 and 5)	Minato-ku, Tokyo	1,224	Other businesses	17.7	—
Shinsei Business Finance Co., Ltd.	Chuo-ku, Tokyo	734	Integrated financial services	25.0	NISSIN guarantees borrowing by customers of Shinsei Business Finance 1 interlocking statutory auditor

Notes:	1	).	The presentation of “Main Business” refers to the segment of “Business Segment”

	2	).	On April 24, 2003, Shiq Consulting Co., Ltd. changed its company name to Nissin Credit Guarantee Co., Ltd., and plans to start a credit guarantee business in connection with real estate leases.

	3	).	The affiliate is a company required to file their securities registration statements.

	4	).	The affiliate is a company required to file their securities reports.

	5	).	Considering NISSIN has an ability to exercise significant influence, i-cf, Inc. is accounted for as an equity-method affiliate despite the interest owned by NISSIN of less than 20%.

	6	).	On April 25, 2003, Nissin Insurance Co., Ltd., a 100% consolidated subsidiary, was established to start an insurance agency business.

Annual Financial Report

5.    Employees

   (1)   Employees of the Company

	March 31, 2003

	Integrated Financial Services		Loan Servicing	Other Businesses	Total

			(persons)
Number of Employees	813	(81)	14 (1)	5(-)	832	(82)

Notes:	1	).	The number of employees represents the number of full-time employees, net of employees loaned to third parties outside the Company.

	2	).	Each number presented in parentheses of ( ) is the average number of temporary employees for the one-year period not included in the number of employees.

  (2)   Employees of NISSIN

March 31, 2003

Number of Employees	Average Age	Average Years of Service	Average Annual Salary
(persons)	(years)	(years)	(in thousands)

813 (81)	28.05	4.08	¥5,395

Notes:	1	).	The number of employees represents the number of full-time employees, net of employees loaned to companies other than NISSIN.

	2	).	The average annual salary includes bonuses and additional wages.

	3	).	Each number presented in parentheses of ( ) is the average number of temporary employees for the one-year period not included in the number of employees.

  (3)   Labor Union

  None of the Company’s employees are members of any labor union. The relations between management and labor are excellent.

Annual Financial Report

   ITEM 2.    OVERVIEW OF BUSINESS

1.    Summary of Operating Results

(1)	Business Performance

Despite improved corporate earnings and indications of an upturn in capital investments, during fiscal 2002 Japan’s economy remained in a prolonged slump. Japan’s long-term deflationary trend continued, with no signs of recovery in personal consumption because of downward pressures on employment levels and incomes. The stock market remained weak, and financial institutions continued to grapple with non-performing loans. Globally, the economic outlook became uncertain due to unstable international conditions, such as the downturn in the U.S. economy and international tensions over Iraq.

In NISSIN’s industry, concerns over the deterioration of operating results persisted. The industry was negatively affected by several factors. Foremost among these were the lack of consumer confidence, which resulted in rollovers of loans at maturity or early repayments, the worsening credit crunch as financial institutions accelerated their write-offs of non-performing loans, the continuing harsh environment for small and medium-sized firms, and the employment and income situations. The number of corporate and personal bankruptcies increased rapidly. Lenders found it difficult to increase their loans receivable balances because of fewer borrowers, and witnessed a jump in loan loss-related expenses.

Given this business environment, the Company focused its efforts on providing “total financial solutions” and realizing its loan business and alliance strategy centered on small business owners. At the same time, the Company took several steps to optimize its allocation of management resources. NISSIN completed an equity swap or stock sale to exclude Webcashing.com Co., Ltd. and Future Create Inc., formerly consolidated subsidiaries, from its consolidation scope. NISSIN also launched a joint venture with Shinsei Bank, Limited, called Shinsei Business Finance Co., Ltd., which is a new equity-method affiliate.

To demonstrate its management soundness and transparency, build its strong, flexible business structure and increase its credibility by constructing a global management system, NISSIN registered with the U.S. Securities and Exchange Commission (SEC) and listed its shares on the New York Stock Exchange on August 2, 2002.

As a result of NISSIN’s aggressive promotion of its integrated financial services while maintaining strict attention to credit risk management, NISSIN’s loans receivable balance at the end of this fiscal year was ¥175,123 million, up 13.7% from its loans receivable balance at the end of the previous fiscal year.

Operating revenues rose by 24.9% to ¥45,601 million. In addition to reflecting higher interest income generated by the growth of outstanding loans receivable, the increase in operating revenues reflected guarantee fees received from alliance partners Sanyo Club Co., Ltd. and Shinsei Business Finance Co., Ltd. and full-scale development of subsidiaries including Nissin Servicer Co., Ltd.

The Company kept strict control of its financial costs. Although the amount of total borrowings rose by 18.6% compared with the amount of total borrowings at the end of the previous fiscal year, on a non-consolidated basis NISSIN increased the percentage of its indirectly procured capital by 7.3% to 69.2%, and reduced the percentage of its directly procured capital by the same amount to 30.8%. In addition to the continuing loose monetary policy of the Bank of Japan, this change reflected efforts by NISSIN to negotiate improved borrowing terms and diversify its capital procurement methods, by using new alternatives such as issuance of commercial paper. As a result, financial costs edged up by 0.9% to ¥3,675 million.

The Company also reduced certain other operating expenses, including advertising expenses by ¥1,379 million to ¥458 million, a decrease of 75.0% from the advertising expense for the previous fiscal year, by discontinuing conventional advertising aimed at the general market and shifting to results-based compensation expenses, such as commissions paid to alliance partners. However, other operating expenses rose by 32.8% to ¥30,885 million, including ¥379 million in costs incurred to list NISSIN’s shares on the New York Stock Exchange, purchased loan costs of ¥2,146 million in the servicing business, up from ¥21 million in the previous fiscal year, and loan loss-related costs to

Annual Financial Report

¥13,559 million, which increased by 62.7% from the loan loss-related costs for the previous fiscal year. As a result, total operating expenses increased by 28.5% to ¥34,560 million, and operating income rose by 14.9% to ¥11,041 million.

Other income increased by 20.4% to ¥69 million. Other expenses were ¥396 million, 4.5% lower than the other expenses for the previous fiscal year. The bond issuance costs was ¥61 million, reflecting the diversification of capital procurement sources, while procurement expenses for asset backed commercial paper (“ABCP”) were ¥126 million, and the equity losses of affiliates was ¥121 million. As a result, ordinary income rose by 15.8% to ¥10,714 million.

Total special income jumped by 173.4% from the special income for the previous fiscal year level to ¥220 million. This included a gain on sales of investment securities of ¥136 million, and a gain on the sales of a consolidated subsidiary of ¥69 million related to the Webcashing.com Co., Ltd. equity swap.

Total special expenses included impairment of property and equipment related to planned sales of real estate of ¥357 million, a loss on sales of investment securities of ¥396 million as a result of Japan’s stock market slump, impairment of investment securities of ¥628 million and impairment of equity interest in affiliates of ¥224 million. The total special expenses increased by 125.6% from the total special expenses for the previous fiscal year level to ¥1,761 million.

As a result of the above activities, net income for this fiscal year rose to ¥5,209 million, an 8.1% increase.

A summary of the general conditions in each of the Company’s business segments is provided below.

1.	Integrated financial services

In April 2002, the Company established its Kurume branch and also abolished its Webcashing Centers in eastern and western Japan. This step was taken to improve productivity and enhance customer service, by decentralizing the Company’s management capability to reduce distance with the customers in handling applications through Webcashing.com. From the standpoint of credit risk management, the Company also focused its efforts on controlling unsecured loans without guarantors and promoting loans with guarantors based on its alliance strategy, in response to the increase in corporate and personal bankruptcies.

The Company strengthened its core loan business, including for small business owners, and focused its efforts on developing services to support business owners, including:

i.	a joint loan business for small business owners, offered through a business alliance with the Sanyo Electric Credit Co., Ltd. group, a leasing company.

ii.	a joint loan business for small business owners through Shinsei Business Finance Co., Ltd., a joint venture with Shinsei Bank, Limited.

In addition, based on an agency agreement with our joint venture firm Shinsei Business Finance Co., Ltd., in April 2003, thirty NISSIN branch offices began marketing Shinsei Business Finance products to cultivate new customers.

NISSIN terminated its business alliance with Marufuku Co., Ltd. for customer mediation activities, following the purchase of that company’s loans receivable by Citigroup. To provide a sales channel for NISSIN’s Wide loans, however, in July 2002 we began a new business tie-up with Wide Co., Ltd. to offer customer mediation services.

As a result of these activities, the total number of total loan accounts decreased by 3.9% to 180,087 accounts, and the amount of total loans receivable grew by 13.7% to ¥175,123 million. The details by loans products are as follows:

•	the number of consumer loan accounts decreased by 14.9% to 106,731 accounts, and the loans receivable balance fell by 11.4% to ¥40,938 million.

Annual Financial Report

•	the number of Business Timely loan accounts increased by 9.6% to 14,511 accounts, and the loans receivable balance grew by 7.9% to ¥17,302 million.

•	the number of small business owner loan accounts increased by 34.3% to 22,826 accounts, and the loans receivable balance grew by 44.4% to ¥52,651 million.

•	the number of Wide loan accounts increased by 13.5% to 35,705 accounts, and the loans receivable balance grew by 16.2% to ¥62,767 million.

2.	Loan servicing

Nissin Servicer Co., Ltd., which manages a servicer business by utilizing the credit management expertise cultivated by NISSIN, continued to achieve favorable operating results by purchasing and collecting loans receivable. At the end of this fiscal year, the purchased loans receivable balance was ¥3,077 million. The Company generated from its servicer business operating income of ¥2,858 million, ordinary income of ¥309 million and net income of ¥208 million.

3.	Small business owner support services

At Future Create Inc., which provides integrated support services to meet the diversified needs of small business owners, operating revenues were ¥1,267 million, ordinary income was ¥148 million and net income was ¥29 million. These results reflected the growth in alliance leases and leaseback transactions, as well as the new development of Future Create’s directly managed restaurant operations.

Because of management strategy differences, NISSIN sold a portion of the stock it held in Future Create on March 11, 2003 and excluded the aforementioned company from its consolidated subsidiaries. Nevertheless, for this fiscal year, Future Create’s operating results are reflected in the Company’s consolidated operating results. Both companies intend to continue their business alliance in the future.

(2)	Cash Flows

Cash and cash equivalents (referred to below as “cash”) increased by ¥6,496 million to ¥23,612 million at the end of this fiscal year. Although the Company used cash to increase loans receivable through aggressive business promotion, the year-end balance increased because the Company diversified its capital procurement channels, including through the expansion of indirect capital procurement and issuance of commercial paper.

(Cash flows from operating activities)

Net cash used in operating activities during this fiscal year was ¥14,347 million, compared to ¥20,396 million in the previous fiscal year. Net cash used in operating activities for this fiscal year primarily reflected income before income taxes of ¥9,173 million, an increase of ¥616 million from the income before income taxes for the previous fiscal year, loan loss-related expenses of ¥13,559 million, up ¥5,227 million from the loan loss-related expenses for the previous fiscal year, net increase in purchased loans receivable of ¥2,707 million, up ¥2,325 million from the net increase of purchased loans receivable for the previous fiscal year, and a net increase in loans receivable of ¥32,016 million, ¥1,782 million less than the net increase of loans receivable for the previous fiscal year.

(Cash flows from investing activities)

Net cash used in investing activities during this fiscal year was ¥1,462 million, compared to ¥287 million of cash provided by investing activities for the previous fiscal year. Net cash used in investing activities for this fiscal year mainly reflected the Webcashing.com Co., Ltd. equity swap and the decrease in our capital in subsidiaries as a result of the sales of shares of Future Create Inc., and the increase of intangible fixed assets resulting from development of new system infrastructure.

Annual Financial Report

(Cash flows from financing activities)

Net cash provided by financing activities during this fiscal year was ¥22,306 million, compared to the cash provided by financing activities of ¥11,384 million in the previous fiscal year. Net cash provided by financing activities for this fiscal year mainly reflected a net increase in long-term borrowing of ¥24,731 million, a net increase in capital procured through ABCP of ¥3,297 million, a net increase of ¥2,400 million from the issuance of commercial paper, a net decrease of ¥8,061 million for redemption of corporate bonds, all of which combined to offset a decrease of ¥2,467 million for the acquisition of treasury stock.

Annual Financial Report

2.   Operating Results

(1)	Operating Results of the Company

The presentation of loans receivable by category, etc. in accordance with “Regulation for Disclosure of Special Finance Companies” is provided in “(2) Operating Results of NISSIN” since there are no consolidated subsidiaries engaging in any applicable business.

The following table provides operating revenue derived from each major business segment:

	Years Ended March 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
Integrated financial services
Interest income from loans receivable	¥34,343	94.1%	¥39,073	85.7%
Other financial income	4	0.0	0	0.0
Other operating income	2,045	5.6	2,299	5.0

Sub-total	36,393	99.7	41,373	90.7
Loan servicing
Other operating income	33	0.1	2,858	6.3
Small business owner support services
Other operating income	—	—	1,267	2.8
Other businesses
Other operating income	88	0.2	102	0.2

Total	¥36,515	100.0%	¥45,601	100.0%

Notes:	1	).	Consumption taxes are excluded from the amounts presented above.

	2	).	There was no operating income from small business owner support services in the previous fiscal year because the deemed acquisition date of Future Create, Inc., which provided this service, was at the end of previous fiscal year.

(2)	Operating Results of NISSIN

A.	Disclosure under the “Regulation for Disclosure of Special Finance Companies"

1.	Loans receivable by category

	March 31, 2002

	Accounts	Percentages	Amount	Percentages	Interest Rates

	(in millions except accounts, percentages and interest rates)
Consumers
Unsecured loans (except housing loan)	156,840	83.7%	¥100,207	65.0%	26.15%
Secured loans (except housing loan)	254	0.1	875	0.6	19.65
Housing loans	—	—	—	—	—

Sub-total	157,094	83.8	101,082	65.6	26.09

Business owners
Unsecured loans	30,241	16.1	52,498	34.1	25.69
Secured loans	103	0.1	429	0.3	20.47
Notes receivable	18	0.0	11	0.0	21.54

Sub-total	30,362	16.2	52,939	34.4	25.64

Total	187,456	100.0%	¥154,022	100.0%	25.94%

Annual Financial Report

	March 31, 2003

	Accounts	Percentages	Amount	Percentages	Interest Rates

Consumers
Unsecured loans (except housing loan)	142,436	79.1%	¥103,705	59.3%	25.58%
Secured loans (except housing loan)	198	0.1	738	0.4	16.89
Housing loans	—	—	—	—	—

Sub-total	142,634	79.2	104,444	59.7	25.52

Business owners
Unsecured loans	37,337	20.8	69,953	39.9	25.13
Secured loans	88	0.0	710	0.4	10.06
Notes receivable	28	0.0	15	0.0	20.29

Sub-total	37,453	20.8	70,679	40.3	24.97

Total	180,087	100.0%	¥175,123	100.0%	25.30%

Notes:	1	).	The amounts of unsecured loans for consumers represent the sum of the amounts of consumer loans and Wide loans. The amounts of unsecured loans for business owners represent the sum of the amounts of small business owner loans and Business Timely loans.

	2	).	Each amount represents the sum of loans receivable and notes receivable.

2.	Loans receivable by type of pledged assets

	March 31,

	2002				2003

Pledged Assets	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

			(in millions except accounts and percentages)
Investment securities	10	0.0%	¥68	0.0%	9	0.0%	¥503	0.3%
Equity stock included above	5	0.0	62	0.0	5	0.0	500	0.2
Receivable	—	—	—	—	—	—	—	—
Bank deposits included above	—	—	—	—	—	—	—	—
Products	—	—	—	—	—	—	—	—
Real estates	347	0.2	1,236	0.8	277	0.2	945	0.5
Foundation	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Sub-total	357	0.2	1,304	0.8	286	0.2	1,449	0.8
Guarantee	48,449	25.8	90,491	58.8	58,531	32.5	115,418	65.9
Unsecured	138,632	74.0	62,214	40.4	121,242	67.3	58,240	33.3
Notes receivable	18	0.0	11	0.0	28	0.0	15	0.0

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Note:	Each amount represents the sum of loans receivable and notes receivable.

Annual Financial Report

3.	Loans receivable by loan term

	March 31,

	2002				2003

Loan Terms	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages)
Revolving loans	138,632	74.0%	¥62,214	40.4%	121,242	67.3%	¥58,240	33.2%
One year or less	36	0.0	102	0.1	49	0.0	59	0.0
Over one year to 5 years	47,883	25.5	89,319	58.0	57,739	32.1	114,470	65.4
Over 5 years to 10 years	879	0.5	2,247	1.4	1,039	0.6	2,257	1.3
Over 10 years to 15 years	25	0.0	128	0.1	18	0.0	95	0.1
Over 15 years to 20 years	1	0.0	10	0.0	—	—	—	—
Over 20 years to 25 years	—	—	—	—	—	—	—	—
Over 25 years	—	—	—	—	—	—	—	—

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Average loan term per account	42 months	43 months

Notes:	1	).	The average loan term per account is calculated based on the assumption that the loan term of revolving loans is three years because the contract is renewed every three years automatically.

	2	).	Each amount represents the sum of loans receivable and notes receivable.

4.	Loans receivable by type of industries

	March 31,

	2002				2003

Industries	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages)
Manufacturing	1,340	0.7%	¥2,499	1.6%	1,956	1.1%	¥3,733	2.1%
Construction	3,163	1.7	6,206	4.1	4,433	2.5	9,098	5.2
Public utility	—	—	—	—	—	—	—	—
Transportation / communication	857	0.5	1,639	1.1	1,070	0.6	2,214	1.3
Wholesale / retail / restaurants	14,390	7.7	25,102	16.3	21,397	11.9	38,879	22.2
Finance / insurance	155	0.1	332	0.2	211	0.1	434	0.2
Real estate	252	0.1	505	0.3	406	0.2	800	0.5
Service	4,342	2.3	8,156	5.3	6,758	3.7	12,919	7.4
Individuals	157,094	83.8	101,082	65.6	142,634	79.2	104,444	59.6
Other	5,863	3.1	8,495	5.5	1,222	0.7	2,597	1.5

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Note:	Each amount represents the sum of loans receivable and notes receivable.

5.	Funding status

	March 31,

	2002		2003

		Average Capital		Average Capital
	Amount	Raising Rate	Amount	Raising Rate

		(in millions except percentages)
Borrowings from financial institutions	¥80,558	2.98%	¥104,920	2.67%
Other	49,500	2.79	47,474	2.50
Bonds / commercial paper	49,500	2.79	43,900	2.51

Total	130,058	2.90	152,394	2.61
NISSIN’s capital	52,417	—	55,563	—
Common stock	¥6,610	—%	¥6,610	—%

Notes:	1	).	NISSIN’s capital represents the amount of total assets less the sum of total liabilities, the planned amount of dividends, the bonuses for directors and statutory auditors plus allowances.

	2	).	The average capital raising rate is the weighted-average interest rate of borrowings during the period.

Annual Financial Report

B.	Overview of Operations

1.	Number of branches, automatic teller machines (“ATMs”) and cash dispensers (“CDs”)

	March 31,

	2002	2003

Manned branch and loan offices	72	72
ATMs and CDs	1,113	1,108
Self-owned	18	—
Alliances	1,095	1,108

Note:	All ATMs and CDs are located only in Shikoku region. NISSIN had formed alliance agreements with 5 banks to use their ATMs and CDs at March 31, 2002 and 2003.

2.	Operating revenues

(a) Operating revenue by operating activities

	Years Ended March 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
Interest income from loans receivable
Consumer loans	¥12,115	33.3%	¥11,651	28.2%
Wide loans	11,634	32.0	13,033	31.5
Small business owner loans	7,077	19.4	9,674	23.4
Business Timely loans	3,232	8.9	4,513	10.9
Secured loans	278	0.8	196	0.5
Notes receivable	5	0.0	2	0.0

Sub-total	34,343	94.4	39,073	94.5

Other financial income
Interest on deposits	3	0.0	0	0.0
Interest from securities	0	0.0	—	—
Other	0	0.0	—	—

Sub-total	4	0.0	0	0.0

Other operating income
Loans origination fee	863	2.4	1,175	2.8
Recovery from loans charged-off	1,118	3.1	978	2.4
Rent revenue from real estate	69	0.1	56	0.1
Factoring fee received	—	—	3	0.0
Guarantee commissions received	—	—	93	0.2
Other	0	0.0	0	0.0

Sub-total	2,052	5.6	2,307	5.5

Total	¥36,401	100.0%	¥41,381	100.0%

Note:	Consumption taxes are excluded from the amounts of operating revenue presented above.

Annual Financial Report

(b)	Interest income from loans receivable by region

	Years Ended March 31,

	2002		2003

Regions	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
Hokkaido	¥928	2.7%	¥1,152	3.0%
Tohoku	1,796	5.2	2,165	5.6
Kanto	11,008	32.1	13,375	34.2
Chubu	3,209	9.4	3,725	9.5
Kinki	5,732	16.7	6,676	17.1
Chugoku	2,762	8.0	2,867	7.3
Shikoku	3,993	11.6	3,896	10.0
Kyushu	4,913	14.3	5,213	13.3

Total	¥34,343	100.0%	¥39,073	100.0%

Notes:	1	).	Consumption taxes are excluded from the amounts of operating revenue presented above.

	2	).	“Regions” are categorized by location of the branch or loan office. The prefectures included in each region are as follows:

			(The same definitions of regions also apply to those under 4. (d)).

Hokkaido:	Hokkaido
Tohoku:	Aomori, Iwate, Miyagi, Fukushima
Kanto:	Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo, Kanagawa
Chubu:	Niigata, Ishikawa, Nagano, Gifu, Shizuoka, Aichi
Kinki:	Mie, Kyoto, Osaka, Hyogo, Nara, Wakayama
Chugoku:	Shimane, Okayama, Hiroshima, Yamaguchi
Shikoku:	Tokushima, Kagawa, Ehime, Kochi
Kyushu:	Fukuoka, Nagasaki, Kumamoto, Oita, Miyazaki, Kagoshima, Okinawa

3.	Originated loan amounts by product

	Years Ended March 31,

	2002		2003

Loans Products	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
Consumer loans	¥32,243	32.3%	¥22,591	20.8%
Wide loans	28,321	28.3	34,293	31.6
Small business owner loans	22,327	22.4	36,560	33.7
Business Timely loans	16,533	16.5	14,329	13.2
Secured loans	424	0.4	810	0.7
Notes receivable	76	0.1	47	0.0

Total	¥99,927	100.0%	¥108,633	100.0%

Annual Financial Report

4.	Loans Outstanding

(a) Loans receivable by product

	March 31,

	2002				2003

Loan Products	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages)
Consumer loans	125,393	66.9%	¥46,179	30.0%	106,731	59.3%	¥40,938	23.4%
Wide loans	31,447	16.8	54,027	35.1	35,705	19.8	62,767	35.8
Small business owner loans	17,002	9.0	36,464	23.7	22,826	12.7	52,651	30.1
Business Timely loans	13,239	7.1	16,034	10.4	14,511	8.0	17,302	9.9
Secured loans	357	0.2	1,304	0.8	286	0.2	1,449	0.8
Notes receivable	18	0.0	11	0.0	28	0.0	15	0.0

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

(b) Loans receivable by loan balance

	March 31,

	2002				2003

Loan Balances	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages)
¥500,000 or less	121,711	64.9%	¥39,304	25.5%	102,407	56.9%	¥33,420	19.1%
¥500,001 ~ ¥1,000,000	22,056	11.8	19,026	12.4	24,378	13.5	20,931	12.0
¥1,000,001 ~ ¥3,000,000	39,901	21.2	80,603	52.3	47,082	26.1	95,474	54.5
¥3,000,001 ~ ¥5,000,000	3,676	2.0	14,260	9.3	6,069	3.4	23,857	13.6
¥5,000,001 ~ ¥10,000,000	105	0.1	675	0.4	141	0.1	874	0.5
Over ¥10,000,000	7	0.0	151	0.1	10	0.0	564	0.3

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Average balance of loans outstanding per account (in thousands)	¥822	¥972

Note:	Each amount represents the sum of loans receivable and notes receivable.

(c) Loans receivable by interest rate

	March 31,

	2002				2003

Interest Rates	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages)
Less than 20%	603	0.3%	¥562	0.4%	584	0.3%	¥897	0.5%
20% or more but less than 25%	24,963	13.3	59,630	38.7	43,622	24.2	100,955	57.7
From 25% to 29.2%	161,890	86.4	93,829	60.9	135,881	75.5	73,270	41.8

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Average contractual interest rate	25.94%	25.30%

Notes:	1	).	Each amount represents the sum of loans receivable and notes receivable.

	2	).	The average contractual interest rate is the weighted-average interested rate at the end of period.

Annual Financial Report

(d) Loans receivable by region

	March 31,

	2002				2003

Regions	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages )
Hokkaido	5,131	2.7%	¥4,181	2.7	5,310	3.0%	¥5,087	2.9%
Tohoku	9,199	4.9	7,789	5.1	9,578	5.3	9,277	5.3
Kanto	60,028	32.0	53,223	34.5	58,695	32.6	63,130	36.0
Chubu	16,202	8.7	13,659	8.9	16,777	9.3	15,540	8.9
Kinki	34,466	18.4	26,617	17.3	31,180	17.3	31,259	17.9
Chugoku	13,546	7.2	11,214	7.3	12,439	6.9	11,579	6.6
Shikoku	26,530	14.2	16,861	10.9	25,035	13.9	18,029	10.3
Kyushu	22,354	11.9	20,474	13.3	21,073	11.7	21,219	12.1

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Notes:	1	).	The definitions of regions are indicated in 2. (b) above.

	2	).	Each amount represents the sum of loans receivable and notes receivable.

(e) Amount of loans outstanding by customers’ gender and age

	March 31,

	2002				2003

Gender / Age	Accounts	Percentages	Amount	Percentages	Accounts	Percentages	Amount	Percentages

				(in millions except accounts and percentages )
Male
20~29 years old	18,350	9.8%	¥12,373	8.0%	15,802	8.8%	¥13,896	7.9%
30~39 years old	27,215	14.5	23,782	15.5	26,664	14.8	27,786	16.0
40~49 years old	21,234	11.3	20,447	13.3	21,425	11.9	24,140	13.8
50~59 years old	18,398	9.8	18,591	12.1	19,238	10.7	22,987	13.1
60 years old or over	10,178	5.4	8,387	5.4	11,255	6.2	10,757	6.1

Sub-total	95,375	50.8	83,583	54.3	94,384	52.4	99,569	56.9

Female
20~29 years old	13,693	7.3	7,807	5.1	10,902	6.1	7,428	4.2
30~39 years old	23,183	12.4	15,694	10.2	20,753	11.5	15,857	9.1
40~49 years old	22,396	11.9	18,491	12.0	20,739	11.5	19,472	11.1
50~59 years old	21,761	11.7	20,226	13.1	21,419	11.9	22,796	13.0
60 years old or over	11,048	5.9	8,219	5.3	11,890	6.6	9,998	5.7

Sub-total	92,081	49.2	70,438	45.7	85,703	47.6	75,554	43.1

Total	187,456	100.0%	¥154,022	100.0%	180,087	100.0%	¥175,123	100.0%

Notes:	1	).	For a corporation, the gender and age represent those of its representative.

	2	).	Each amount represents the sum of loans receivable and notes receivable.

Annual Financial Report

5.	Loans receivable per office and per employee

	March 31,

	2002		2003

	Accounts	Amount	Accounts	Amount

	(in millions except accounts)
Loans receivable per office	2,604	¥2,139	2,501	¥2,432
Loans receivable per employee	292	240	293	284

Notes:	1	).	Loans outstanding per office are calculated based on the number of offices at period end. The number of offices was 72 at March 31, 2002 and 2003.

	2	).	Loans outstanding per employee are calculated based on the number of sales persons at period end. The numbers of sales persons at March 31, 2002 and 2003 were 641 and 615, respectively.

Annual Financial Report

3.	Challenges for the Company

As a result of Japan’s prolonged economic recession, corporate and personal bankruptcies are increasing rapidly. In the Company’s industry, further enhancement of credit risk management and improvement of credit quality are concerns shared by every company.

In addition, to improve the productivity and skills of the credit screening department, the Company is focusing on aggressively expanding its alliance strategy by developing new alliance partners and establishing a follow-up system for each alliance business, and on improving asset (loans receivable) quality by responding to customers’ future-oriented financial needs.

(1) Improvement in the productivity and skills of the credit screening department

The improvement of the skills and capabilities of the credit screening department is required in order to:

•	Screen the applicants of loans at early stages, on improving asset (loans receivable) quality as well as increasing asset quantity.

•	Implement a prompt and quick credit screening process, in response to the increasing applications from each strategic alliance and providing the loans according to their risk levels.

•	Implement appropriate credit screening decisions based on the customers’ business details, business scales and other various factors, to promote the “Financial version of an OEM strategy”.

(2) Development of new alliance partners

The development of new alliance partners, in order to improve asset (loans receivable) quality, is based on these alliance strategies:

1.	Financial version of an OEM strategy

Firms in industries such as manufacturing have not been able to engage in transactions with owners of small and medium-sized firms and small retailers because of their higher credit risks. When marketing its products, the Company will seek to meet the goals of its alliance partners to expand sales, as well as the business investment needs of owners of small and medium-sized firms and small retailers, by minimizing credit risks and providing credit screenings, loan guarantees and loan servicing etc. for third parties.

2.	Alliance strategy for services to small business owners

To develop business support services for business owners and offer new financial services not available from the traditional finance industry, the Company will promote alliances with firms in other industries and other financial institutions in order to combine the brand value and customer bases of our alliance partners with the Company’s credit expertise.

3.	Alliance strategy for services to consumers

In order to be able to respond to customers’ financing needs, the Company will build a new customer service base for its alliance partner firms and expand the Company’s sales channels, by promoting tie-ups with consumer loan firms and through guaranteed loan businesses.

(3) Establishment of a follow-up system for each alliance business

In order for the Company to offer the best service that could be tailored for each customer, proper assessment of various types and various financial needs of customers mediated through each alliance company are required. The aim is to establish a system, which can make proper assessments, take prompt actions, and execute matters thoroughly as well as to assess the effects.

Annual Financial Report

4.	Significant Contracts

None

5.	Research and Development

None

Annual Financial Report

      ITEM 3.    OVERVIEW OF PROPERTY AND EQUIPMENT

1.	Overview of Capital Expenditures

The Company’s total amount of investment in tangible fixed assets was ¥503 million during this fiscal year, mainly for the opening and relocating of new branches and loan offices for the purpose of enhancing the sales operation of its integrated financial services, the principal business of the Company. All capital expenditures were made without additional funding.

Major investments in tangible fixed assets are as follows:

Company’s Name	Segment	Description

Nissin Co., Ltd.	Integrated financial services	Opening 2 new offices Relocating 4 offices Opening of Osaka Branch Office

Nissin Servicer Co., Ltd.	Loan servicing	Relocating head office

In addition, major sales and disposal of tangible fixed assets during the year ended March 31, 2003 are as follows:

(Sales)

Book Value
			Description		as of March 31, 2002
Company’s Name	Subject	Location	(Segment)	Date of Sales	(in millions)

Nissin Co., Ltd.	Land in Doida-machi	Matsuyama City, Ehime	Estate for lease (Other businesses)	May, 2002	¥ 12
	ATM	Matsuyama City, Ehime	Corner of ATM (Integrated financial services)	October, 2002	3

(Disposal)

Book Value
			Description		as of March 31, 2002
Company’s Name	Subject	Location	(Segment)	Date of Sales	(in millions)

Nissin Co., Ltd.	ATM	Matsuyama City, Ehime and other in Shikoku	Corner of ATM (Integrated financial services)	September, 2002 to March, 2003	¥ 26

Annual Financial Report

2.	Major Property and Equipment

(1)	NISSIN

		Book Value (in millions except square meter)

		Buildings					Number of
Name of Office	Division	and		Land			Employees
(Location)	(Segment)	Structures	Equipment	(m2)		Total	(persons)

Tokyo Head Office (Shinjuku-ku, Tokyo)		¥11	¥40	¥—		¥52	94
Matsuyama Head Office (Matsuyama City, Ehime)	Head office or management division (—)	380	33	909 (642.78 [217.14	) ]	1,324	42
Osaka Branch Office (Chuo-ku, Osaka)		13	6	—		19	17

Eastern Japan Investigation Department (Kawaguchi City, Saitama)	Sales support (Integrated financial services)	0	2	—		3	45

Kuma recreation facilities		6	0	3		9	—
(Kamiukena-gun, Ehime) and other 1	Welfare provisions (—)			(56.43)

Sanwa Tachibana No. 6	Estate for lease	90	0	178		269	—
(Saijo City, Ehime) and other 2	(Other businesses)			(2,775.89)

Hokkaido region (Sapporo Branch and other 1)		1	1	—		2	19
Tohoku region (Sendai Branch and other 4)		2	4	—		6	39
Kanto region (Shinjuku Branch and other 23)		23	27	—		51	228
Chubu region (Nagoya Branch and other 6)	Branch and loan office	4	6	—		10	53
Kinki region (Nanba Branch and other 12)	(Integrated financial services)	7	9	—		16	107
Chugoku region (Hiroshima Branch and other 4)		2	5	—		8	41
Shikoku region (Minami-Matsuyama Branch and other 5)		14	5	—		19	47
Kyushu region (Fukuoka Branch and other 9)		5	11	—		17	81

Total	—	¥563	¥155	¥1,092		¥1,812	813
				(3,475.10)
				[217.14	]

Notes:	1).	The amounts in the brackets of [ ] above represent the office space leased to third-parties, which is included in the parenthesis of ( ).

	2).	The average number of temporary employees of NISSIN is 81person for this fiscal year and is excluded from the numbers presented above.

	3).	Consumption taxes are excluded from the book values presented above.

	4).	In addition, major leased assets are as follows:

				Year Lease	Balance of
			Lease Term	Payment	Lease Payment
Segment	Description	Number	(years)	(in millions)	(in millions)

Integrated financial services	Computer system	1	4~5 years	¥933	¥1,788
Integrated financial services	Tele-meeting system	47	5~6 years	10	26
Integrated financial services	Vehicle	99	5 years	36	68

Total	—	—	—	¥980	¥1,882

Note: Consumption taxes are excluded from the amounts of lease payments presented above.

Annual Financial Report

(2)   NISSIN’S Subsidiaries

Book Value (in millions except square meter)

		Buildings				Number of
Name of Subsidiary	Division	and		Land		Employees
(Location)	(Segment)	Structure	Equipment	(m2)	Total	(persons)

Nissin Servicer Co., Ltd.	Head office
(Chiyoda-ku, Tokyo)	(Loan servicing)	¥6	¥5	¥—	¥12	14

Big Apple Co., Ltd.	Head office
(Matsuyama City, Ehime)	(Other businesses)	¥0	¥0	¥—	¥0	5

Notes:	1	).	The average number of temporary employees of Nissin Servicer Co., Ltd. is 1 person for this fiscal year and is excluded from the number presented above.

	2	).	Consumption taxes are excluded from the book values presented above.

	3	).	In addition, major leased assets are as follow:

				Year Lease	Balance of Lease
Name of Subsidiary			Lease Term	Payment	Payment
(Segment)	Description	Number	(years)	(in millions)	(in millions)

Nissin Servicer Co., Ltd. (Loan servicing)	Computer system	1	4~5 years	¥10	¥31

Total	—	—	—	¥10	¥31

Note:	Consumption taxes are excluded from the amounts of lease payments presented above.

Annual Financial Report

3.   Plans for Acquisitions and Disposals of Property and Equipment

   (1)   Acquisitions of Major Property and Equipment

   The following major equipment will be acquired during the year ended March 31, 2004:

			Expenditure Plan (in millions)

					Amount
Company’s	Description		Total	Amount	Estimated	Date	Expected Date of
Name	(Segment)	Purpose	Amount	Paid	to Pay	Started	Completion

	Remodeling Matsuyama Head Office (-)	To enhance management division	¥8	¥—	¥8	May, 2003	May, 2003
NISSIN	Relocating Tokyo Head Office (-)	To enhance management division	30	—	30	June, 2003	July, 2003
	Opening 4 new branches (Integrated financial services)	To enhance sales ability	65	—	65	April, 2003	October, 2003
	Relocating 10 branches (Integrated financial services)	To enhance sales ability	78	—	78	April, 2003	October, 2003

Notes:	1	).	All future capital expenditures above will be made without additional funding.

	2	).	The amounts of expenditures include the amounts of security deposits for leased office.

	3	).	The increase in the above equipment will have no significant effect on the financial position or financial result.

	4	).	The consumption taxes are excluded from the amounts of expenditures presented above.

  (2)   Disposals of Major Property and Equipment

  No major equipment is planned to be disposal.

  (3)    Sales of Major Property and Equipment

   The following major property will be sold during the year ended March 31,2004:

Company's Name		Description	Book Value
(Name of Property)	Location	(Segment)	(in millions)	Date for Sale

NISSIN (Sanwa Tachibana No.6)	Saijo City, Ehime	Estate for lease (Other businesses)	¥121	April, 2003

NISSIN (Nissin Building No.3 and other)	Matsuyama City, Ehime	Estate for lease (Other businesses)	100	April, 2003

Notes:	1	).	The sales of above property will have no significant effect on the financial position or financial result.

	2	).	The consumption taxes are excluded from the book values presented above.

Annual Financial Report

ITEM 4. OVERVIEW OF NISSIN

1.	Information on Capital Stock

(1)	The Total Number of Shares

1.	Total number of authorized shares

Number of Shares
Type of Shares	(shares)

Common stock	240,000,000

Total	240,000,000

Note:	Upon approval at the annual shareholders’ meeting on June 24, 2003, the number of authorized shares was changed to 480,000,000. However, the number will be decreased by the amount of stock retired.

2.	Total number of issued shares

		June 25, 2003
	March 31, 2003	(filing date)
Type of Shares	(shares)	(shares)	Stock Exchange	Details

Common stock	66,312,028	132,624,056	Tokyo Stock Exchange (First Section) New York Stock Exchange	All common stock shares are standard shares of NISSIN with voting rights and without any restriction

Total	66,312,028	132,624,056	—	—

Notes:	1	).	On May 20, 2003, NISSIN completed a two-for-one stock split.

	2	).	The number of issued shares of common stock does not include the number of shares newly issued upon exercises of stock options, warrants and convertible bonds during the period from June 1, 2003 to the filing date of this annual financial report.

	3	).	NISSIN’s shares were delisted from the Osaka Securities Exchange on December 21, 2002.

(2)	Information on Stock Options, Warrants and Convertible Bonds

1.	Stock options (approved at the Annual Shareholders’ Meeting on June 22, 2002)

	March 31, 2003	May 31, 2003

Number of stock options (units):	13,550 (Note 1)	25,750 (Note 1)
Type of shares:	Common stock	Common stock
Number of shares of common stock issuable upon exercise (shares):	1,355,000 (Note 2)	2,575,000 (Note 2)
Amount to be paid in upon stock option exercise (in yen per share):	¥ 955.5 (Note 3)	¥ 498 (Note 3)
Exercise period:	October 1, 2002 ~ September 30, 2005	October 1, 2002 ~ September 30, 2005
Exercise price (in yen per share):	¥ 955.5	¥ 498
Amount to be credited to common stock (in yen per share):	¥ 498	¥ 249
Requirement for grantee:	Grantee must be a director, statutory auditor, employee or corporate advisor of NISSIN, or temporary employees with tenure of over one year, and or a director, statutory auditor and employee of affiliate company at the time of the issuance of such new subscription rights. However, stock options may be granted upon the retirement of a director, retirement due to age or under certain other reasonable circumstances.
Other requirements for grantee are defined in the stock option contract granted under the approval by the Board of Directors.
Transfer restriction item:	Upon approval by the Board of Directors.

Notes:	1	).	100 shares of common stock are subject to per unit stock option.

	2	).	In the event of a split or consolidation on NISSIN’s stock, the number of shares issuable upon exercise per stock option unit will be adjusted by the following formula, except that the number of shares issuable upon exercise will be rounded down to the nearest share.

			Number of shares as adjusted = Number of shares before adjustment × Split or consolidation ratio

Annual Financial Report

3	).	In the event of a split or consolidation on NISSIN’s stock, the paid-in amount of exercised shares per stock option unit will be adjusted by the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen.

Paid-in amount as adjusted = Paid-in amount before adjustment / Split or consolidation ratio

In the event that NISSIN issues new shares or distributes shares of treasury stock of NISSIN at a price lower than the current market price after the issuance of the stock option, the paid-in amount shall be adjusted in accordance with the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen:

						Number of newly	Paid-in price per
				Number of already	+	issued shares	+ share
Paid-in amount as		Paid-in		issued shares
adjusted	=	amount before	×			Current market price per share
adjustment
Number of newly issued
				Number of already issued shares		+	(distributed) shares

4	).	Each figure is adjusted accordingly, reflecting the two-for-one stock split exercised on May 20, 2003.

2.	Convertible bonds and warrants (stipulated by the Commercial Code etc., Article 19-2)

3rd convertible bonds (“CBs”) (issued on September 13, 2001)

	March 31, 2003	May 31, 2003

Balance of CBs (in millions)	¥10,000	¥10,000
Conversion price (in yen)	1,570	785
Amount to be credited to common stock (in yen per share)	785	392.5

Note: The conversion price and amount to be credited to common stock are adjusted to reflect the two-for-one stock split on May 20, 2003.

4th unsecured bonds with warrant (issued on April 20, 2001)

	March 31, 2003	May 31, 2003

Maximum exercisable amount of warrant (in millions)	¥1,353	¥1,343
Exercise price (in yen)	1,155	577.50
Amount to be credited to common stock (in yen per share)	578	289

Note: The exercise price and amount to be credited to common stock are adjusted to reflect the two-for-one stock split on May 20, 2003.

(3)	Changes in the Number of Issued Shares and Balance of Paid-in Capital

	Increase in Issued	Balance of Issued
	Shares of	Shares of	Charge in		Charge in	Balance of
	Common Stock	Common Stock	Common	Balance of	Additional	Additional
Date	(shares)	(shares)	Stock	Common Stock	Paid-in Capital	Paid-in Capital

	(in millions, except shares)
April 1, 1998 ~ March 31, 1999	46,179	10,667,225	¥63	¥5,688	¥66	¥7,991
April 1, 1999 ~ March 31, 2000	113,353	10,780,578	224	5,912	233	8,225
April 1, 2000 ~ March 31, 2001	128,760	10,909,338	254	6,167	265	8,490
May 21, 2001	21,818,676	32,728,014	—	6,167	—	8,490
April 1, 2001 ~ March 31, 2002	428,000	33,156,014	443	6,610	443	8,933
May 21, 2002	33,156,014	66,312,028	—	6,610	—	8,933

Notes:	1).	The increase in the number of issued shares of common stock and the balance of common stock and additional paid-in capital for the years ended March 31,1999, 2000 and 2001 were due to the exercises of stock options (warrants).

	2).	The increase in the number of issued shares of common stock on May 21, 2001 was due to the three-for-one stock split.

	3).	The increase in the number of issued shares of common stock and the balance of common stock and additional paid-in capital for the year ended March 31, 2002 was due to the exercises of stock options (warrants stipulated by Commercial Code before amendment, Article 280-19).

	4).	The increase of 33,156,014 shares in issued shares of common stock on May 21, 2002 was due to the two-for-one stock split.

	5).	For the period from April 1, 2003 through May 31, 2003, there was no issuance of shares of common stock due to the exercises of stock options (including conversion of convertible bonds etc.).

	6).	On May 20, 2003, the number of issued shares of common stock increased by 66,312,028 shares due to the two-for-one stock split.

Annual Financial Report

(4) Details of Shareholdings

The following table shows the details of shareholdings in units under the Japanese Unit Share System. Each unit equals 100 common stock shares. In addition, the total number of shares under 1 unit is 32,028 shares.

	March 31, 2003

		Number of Shares Owned
Category	Number of Shareholders	(in units)	Percentage of Total

Governmental organization	—	—	—%
Financial institution	46	133,129	20.08
Securities company	12	1,470	0.22
Other corporation	64	180,653	27.26
Foreign shareholders	89	103,051	15.55
Foreign individuals included above	1	68	0.01
Individuals and other	6,414	244,497	36.89

Total	6,625	662,800	100.00

Notes:	1	).	With respect to 3,082,258 shares of treasury stock held by NISSIN, 30,822 units are included in “Individuals and other” and 58 shares are included in shares under 1 unit.

	2	).	26 units nominally owned by Japan Depositary Center, Inc. are included in “Other corporation”.

(5)	Principal Shareholders (Top 10)

		March 31, 2003

		Shares of Common Stock
		Owned

		Number	Percentage
Name	Address	(000’s)	of Total

Nissin Building Co., Ltd.	7-6, Chifune-machi 5-Chome, Matsuyama City, Ehime	8,742	13.18%
Shuho, Ltd.	6-1, Nishi-Shinjuku 1-Chome, Shinjuku-ku, Tokyo	8,559	12.91
Japan Trustee Services Bank, Ltd. (Trust account)	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	4,569	6.89
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-Chome, Minato-ku, Tokyo	3,948	5.95
The Chase Manhattan Bank, N.A. London	Woolgate House, Coleman Street, London, EC2P 2HD, UK
(Standing agent: Mizuho Corporate Bank, Ltd.)	(6-7, Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo)	2,378	3.59
Kunihiko Sakioka	13-12, Kinuta 4-Chome, Setagaya-ku, Tokyo	2,257	3.41
Hideo Sakioka	3-13, Minami-machi 1-Chome, Matsuyama City, Ehime	1,997	3.01
Trust & Custody Services Bank, Ltd.	8-12, Harumi 1-Chome, Chuo-ku, Tokyo	1,271	1.92
State Street Bank and Trust Company	12 Nicholas Lane, London, EC4N 7BN, UK
(Standing agent: Mizuho Corporate Bank, Ltd.)	(6-7, Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo)	1,175	1.77
Midori Moriyama	10-12, Chuo 1-Chome, Matsuyama City, Ehime	1,005	1.52

Total	—	35,906	54.15%

Notes:	1	).	3,082,258 shares of treasury stock, comprising 4.65% of total issued shares at March 31, 2003, are not accounted for in the above list of major shareholders.

	2	).	According to the Amendment Report on Large Shareholdings submitted on December 31, 2002, the following institutions owned NISSIN’s shares, but these are excluded from the above list of principal shareholders because the exact number of shares owned by these institutions as of March 31, 2003 could not be confirmed.

		March 31, 2003

		Shares of Common Stock Owned

Name	Address	Number (000’s)	Percentage of Total

JP Morgan Fleming Asset Management (Japan) Ltd.	2-20, Akasaka 5-Chome, Minato-ku, Tokyo	1,269	1.92%
JF Asset Management Limited	47th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong	1,013	1.53
JP Morgan Whitefriars Inc.	60 Victoria Embankment, London, EC4Y 0JP, UK	5	0.01

Total	—	2,288	3.45%

28

Annual Financial Report

3).	According to the Amendment Report on Large Shareholdings submitted on December 31, 2002, the following institutions owned NISSIN’s shares, but these are excluded from the above list of principal shareholders because the exact number of shares owned by these institutions as of March 31, 2003 could not be confirmed.

		March 31, 2003

		Shares of Common Stock Owned

Name	Address	Number (000’s)	Percentage of Total

Schroder Investment Management (Japan) Ltd.	11-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo	5,049	7.62%
Schroder Investment Management Limited	31 Gresham Street, London, EC2V 7QA, UK	366	0.55
Schroder Investment Management North America Ltd.	31 Gresham Street, London, EC2V 7QA, UK	153	0.23
Schroder Unit Trusts Limited	31 Gresham Street, London, EC2V 7QA, UK	34	0.05

Total	—	5,604	8.45%

4).	All the shares held by the following companies are related to trust businesses.

Japan Trustee Services Bank, Ltd.	4,569 thousand shares
The Master Trust Bank of Japan, Ltd.	3,948 thousand shares
Trust & Custody Services Bank, Ltd.	1,271 thousand shares

(6)	Voting Rights of Capital Stock

1.	Shares issued

The following table shows the number of shares issued and voting rights by type of shares issued at March 31, 2003:

	Number of Shares Issued	Number of
Type	(shares)	Voting Rights	Details

Non-voting capital stock	—	—	—
Capital stock with restricted voting rights
(Treasury stock)	—	—	—
Capital stock with restricted voting rights
(Others)	—	—	—
Capital stock with voting rights	(Treasury stock)		Standard type of NISSIN’s common
(Treasury stock)	Common stock		stock share, without any restriction
	3,082,200	—
Capital stock with voting rights	Common stock
(Others)	63,197,800	631,978	(same as above)
Capital stock under 1 unit under	Common stock
Japanese Unit Share System	32,028	—	(same as above)
Total number of shares of capital stock issued	66,312,028	—	—
Number of voting rights	—	631,978	—

Notes:	1	).	2,600 shares (equivalent to 26 voting rights) nominally owned by Japan Securities Depositary Center, Inc., are included in the “Capital stock with voting rights (Others)”

	2	).	58 shares of treasury stock are included in the “Capital stock under 1 unit under Japanese Unit Share System”.

2.	Treasury stock

The following table shows the details on treasury stock at March 31, 2003:

		Shares of Common Stock Owned

		Under NISSIN’s	Under Other	Total Number	Percentage of
Owner	Address	Name (shares)	Names (shares)	(shares)	Total

(Treasury stock)	7-6, Chifune-machi 5-Chome,
Nissin Co., Ltd.	Matsuyama City, Ehime	3,082,200	—	3,082,200	4.6%

Total	—	3,082,200	—	3,082,200	4.6%

Annual Financial Report

(7)	Information on Stock Option Plans

1.	Stock options in the form of new shares subscription rights

(a)	Pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan (the “Code”), the 43rd Annual Shareholders’ Meeting held on June 22, 2002, approved a special resolution on issuance of new stock subscription rights to the directors, statutory auditors, employees and corporate advisers of NISSIN, temporary employees with tenure of over one year, and the directors, statutory auditors and employees of affiliate companies.

The following are the contents of the above-mentioned stock option plan:

Resolution date: June 22, 2002

Grant for:	Directors, statutory auditors, employees or corporate advisors of NISSIN, temporary employees with tenure of over one year, and directors, statutory auditors and employees of affiliate company. (Note 1)
Type of shares: Maximum number of shares of common stock issuable upon exercise:	Common stock 1,500,000 shares (Notes 2 and 3)
Amount to be paid in upon stock option exercise:	(Note 4)
Exercise period:	Until three years from the first day of the month following the month of the approval date
Requirement for grantee:	Grantee must be a director, statutory auditor, employee or corporate advisor of NISSIN, or temporary employees with tenure of over one year, and or a director, statutory auditor and employee of affiliate company at the time of the issuance of such new stock subscription rights. However, stock options may be granted upon the retirement of a director, retirement due to age or under certain other reasonable circumstances.
Other requirements for grantee are defined in the stock option contract granted under the approval by the Board of Directors.
Transfer restriction item:	Upon approval by the Board of Directors.

Notes:	1	).	The details regarding the number of grantees are upon approval by the Board of Directors.

	2	).	The maximum number of new share subscription rights is 15,000 units. 100 shares of common stock are subject to per unit stock option.

	3	).	In the event of a split or consolidation on NISSIN’s stock, the number of shares issuable upon exercise per stock option unit will be adjusted by the following formula, except that the number of shares issuable upon exercise will be rounded down to the nearest share.

			Number of shares as adjusted = Number of shares before adjustment × Split or consolidation ratio

4	).	The exercise price was priced at 110% of the closing price on the Tokyo Stock Exchange of the day before the approval of grant, (if the closing price is not available on that day, the closing price on the immediately preceding day; the same applies hereinafter) with any fraction of ¥1 rounded upward to the nearest yen; provided, however, that the Paid-in amount shall not fall below an amount obtained by multiplying the closing price of a share of common stock of NISSIN on the Tokyo Stock Exchange on the issue date of the stock option by the number of shares to be issued or transferred upon exercise of each stock option unit.
			In addition, in the event of a split or consolidation on NISSIN’s stock, the paid-in amount of exercised shares per stock option unit will be adjusted by the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen.

			Paid-in amount as adjusted = Paid-in amount before adjustment / Split or consolidation ratio

			In the event that NISSIN issues new shares or distributes shares of treasury stock of NISSIN at a price lower than the current market price after the issuance of the stock option, the paid-in amount shall be adjusted in accordance with the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen:

						Number of newly	Paid-in price per
				Number of already	+	issued shares	+ share
Paid-in amount as		Paid-in		issued shares
adjusted	=	amount before	×			Current market price per share
adjustment
Number of newly issued
				Number of already issued shares		+	(distributed) shares

Annual Financial Report

(b)	Pursuant to Articles 280-20 and 280-21 of the Code, the 44th Annual Shareholders’ Meeting held on June 24, 2003, approved a special resolution on issuance of new stock subscription rights to the directors, statutory auditors, corporate advisers and employees of NISSIN (including employees loaned to other companies), and the directors, statutory auditors and employees of NISSIN’s fully owned subsidiaries, all of whom are designated by the Board of Directors.

The following are the contents of the above-mentioned stock option plan:

Resolution date: June 24, 2003

Grant for:	Directors, statutory auditors, corporate advisors and employees of NISSIN (including employees dispatched to other companies), and directors, statutory auditors and employees of NISSIN’s fully owned subsidiaries, all of whom are designated by the Board of Directors. (Note 1)
Type of shares:	Common stock
Maximum number of shares of common stock issuable upon exercise:	1,500,000 shares (Notes 2 and 3)
Amount to be paid in upon stock option exercise:	(Note 4)
Exercise period:	Until three years from the first day of the month following the month of the approval date
Requirement for grantee:	Grantee must be a director, statutory auditor, corporate advisor or employee of NISSIN (or employee loaned to other companies), and or a director, statutory auditor and employee of NISSIN’s fully owned subsidiaries, all of whom are designated by the Board of Directors, at the time of the issuance of such new stock subscription rights. However, stock options may be granted upon the retirement of a director, retirement due to age or under certain other reasonable circumstances.
Other requirements for grantee are defined in the stock option contract granted under the approval by the Board of Directors.
Transfer restriction item:	Upon approval by the Board of Directors.

Notes:	1).	The details regarding the number of grantees are upon approval by the Board of Directors.

	2).	The maximum number of new share subscription rights is 15,000 units. 100 shares of common stock are subject to per unit stock option.

	3).	In the event of a split or consolidation on NISSIN’s stock, the number of shares issuable upon exercise per stock option unit will be adjusted by the following formula, except that the number of shares issuable upon exercise will be rounded down to the nearest share.

Number of shares as adjusted = Number of shares before adjustment × Split or consolidation ratio

	4).	The exercise price will be priced at 110% of the average daily closing price on the Tokyo Stock Exchange of the month before the approval of grant, with any fraction of ¥1 rounded upward to the nearest yen.

In addition, in the event of a split or consolidation on NISSIN’s stock, the paid-in amount of exercised shares per stock option unit will be adjusted by the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen.

Paid-in amount as adjusted = Paid-in amount before adjustment / Split or consolidation ratio

In the event that NISSIN issues new shares or distributes shares of treasury stock of NISSIN at a price lower than the current market price after the issuance of the stock option, the paid-in amount shall be adjusted in accordance with the following formula, with any fraction of ¥1 occurring upon such adjustment rounded upward to the nearest yen:

						Number of newly	Paid-in price per
				Number of already	+	issued shares	+ share
Paid-in amount as		Paid-in		issued shares
adjusted	=	amount before	×			Current market price per share
adjustment
Number of newly issued
				Number of already issued shares		+	(distributed) shares

Annual Financial Report

2.	Acquisition of Treasury Stock

(1)	Acquisition of Treasury Stock in Accordance with the Resolution of Annual Shareholders’ Meeting, Acquisition from Subsidiaries or Acquisition for Retirement Using Reserve for Revaluation

1.	Acquisition of treasury stock pursuant to resolution of Annual Shareholders’ Meeting approved on June 22, 2002

(a) Type of shares: Common stock

(i)	The number of shares of treasury stock acquired pursuant to the resolution of the Annual Shareholders’ Meeting held on June 22, 2002 is as follows:

	June 24, 2003

	Number of Shares	Purchased Cost
Description	(shares)	(in yen except percentages)

Approved acquisition amount at Annual Shareholders’ Meeting (Resolution on June 22, 2002)	3,000,000	¥4,500,000,000
Acquisition based on a resolution approved at last shareholders’ meeting	1,500,000	1,259,930,200
Balance of approved acquisition amount	1,500,000	3,240,069,800
Percentage of balance (%)	50.0%	72.0%

Notes:	1).	The ratio of the total number of shares of treasury stock approved for acquisition to the number of issued shares of common stock, is 4.6% as of June 22, 2002.

	2).	The reasons for the percentage of the balance of approved acquisition amount to be 50% or greater include consideration of the trends in prices and trade volumes of NISSIN’s shares and in the view of market trends, taken overall.

               (ii)  Acquisition of treasury stock from subsidiaries

                      None

               (iii)  Acquisition of treasury stock for retirement using reserve for revaluation

                      None

               (iv)  Disposal, retirement and distribution of treasury stock

June 24, 2003

Number of Shares for Disposal,
	Retirement or Distribution	Total Price
Description	(shares)	(in yen)

Disposal under the procedure for new issuance	49,000	¥34,352,000
Retirement using paid-in capital or retained earnings	—	—
Distribution by merger, equity swap and spin-off	—	—
Retirement using reserve for revaluation	—	—

Note:	The numbers presented above do not reflect disposals under the procedure for new issuance from June 1, 2003 to the date of this year’s annual shareholders’ meeting.

(v)  Number of shares of remaining treasury stock

June 24, 2003

Description	Number of Shares

(shares)
Treasury stock	6,131,000
Treasury stock to be retired using reserve for revaluation	—

Notes:	1).	The number of shares of treasury stock increased by 3,065,500 shares due to the exercises of two-for-one stock split on May 20, 2003.

	2).	The number presented above does not reflect acquisitions or disposals from June 1, 2003 to the date of this year’s annual shareholders’ meeting.

Annual Financial Report

2.	Resolution for acquisition of treasury stock at Annual Shareholders’ Meeting on June 24, 2003

		June 24, 2003

		Number of Shares	Total Price
Description	Type of Stock	(shares)	(in yen)

Treasury stock	Common stock	3,000,000	¥2,000,000,000
Treasury stock to be retired using reserve for revaluation	—	—	—

Total	—	—	¥2,000,000,000

Note:	The ratio of the total number of shares of treasury stock approved for acquisition to the number of issued shares of common stock as of June 24, 2003 is 2.3%.

(2)	Acquisition of Treasury Stock for Capital Reduction, Retirement or Cancellation by Retained Earning Under Articles of Incorporation

1.	Acquisition of treasury stock under resolution of Annual Shareholders’ Meeting approved on June 22, 2002

               None

2.	Resolution for acquisition of treasury stock at Annual Shareholders’ Meeting on June 24, 2003

               None

3.	Dividend Policy

NISSIN basic policy concerning distribution of earnings is to affirmatively and continually return profits to our shareholders, based on consideration of economic and financial circumstances, industry trends and the Company’s profitability. NISSIN will continue to maintain a dividend payout ratio of 15% in the future as its target.

Based on the policy indicated above, for this fiscal year, NISSIN plans to pay an annual dividend of ¥15 per share. This includes the interim dividend of ¥6.5 per share and the regular year-end dividend of ¥7.5 per share, which includes a ¥1 per share dividend increase as originally planned, plus a special dividend of ¥1 per share to commemorate the listing of NISSIN’s shares on the New York Stock Exchange.

With regard to the use of retained earnings, the Company is using reserves to increase loans receivable, strengthen its financial position for the future including through the expansion of its sales network, and invest in venture businesses that the Company believes will have synergies with its principal businesses.

In addition, on November 5, 2002, The Board of Directors approved an interim dividend for the six month ended September 30, 2002.

Annual Financial Report

(4)   Market Price Information

(1)	The Fiscal Highest and Lowest Prices of the Shares of NISSIN’s Common Stock for the Years Ended March 31, 1999, 2000, 2001, 2002 and 2003

	For the Years Ended March 31,

	1999	2000	2001	2002	2003

	(in yen)
Highest	¥3,700	¥7,670	¥6,000	¥2,900	¥1,140
		8,950	[2,170]	[870]	[515]

Lowest	1,600	3,200	3,030	1,425	720
		3,870	[1,830]	[820]	[456]

Notes:	1	).	The prices of the shares of NISSIN’s common stock for the year ended March 31, 1999 above are those quoted on the Second Section of the Osaka Securities Exchange. In addition, although NISSIN’s shares were listed on the Second Section of the Tokyo Stock Exchange on December 14, 1998, as the trade volume on the Second Section of the Osaka Securities Exchange was more than on the Second Section of the Tokyo Stock Exchange for the year ended March 31, 1999, the highest and lowest prices of the shares of NISSIN’s common stock for that year are those quoted on the Second Section of the Osaka Securities Exchange.

	2	).	On September 1, 1999, the listing of the shares of NISSIN was moved to the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange from the Second Section of the Tokyo Stock Exchange and the Second Section of the Osaka Securities Exchange, respectively. The prices of the shares of NISSIN’s common stock for the year ended March 31, 2000 above are those quoted on the Second Section of the Tokyo Stock Exchange, presented in the upper row, and those quoted on the First Section of the Tokyo Stock Exchange, presented in the lower row.

	3	).	The prices of the shares of NISSIN’s common stock from the year ended March 31, 2001 above are those quoted on the First Section of the Tokyo Stock Exchange, and the prices in brackets of [ ] above are the ex-right prices following a stock split.

(2)	The Monthly Highest and Lowest Prices of the Shares of NISSIN’s Common Stock for the Six Months Ended March 31, 2003

	October 2002	November 2002	December 2002	January 2003	February 2003	March 2003

			(in yen)
Highest	¥911	¥928	¥908	¥876	¥856	¥938
						[515]

Lowest	777	820	771	720	735	795
						[456]

Notes:	1	).	These prices are those quoted on the First Section of the Tokyo Stock Exchange.

	2	).	The prices in brackets of [ ] above are the ex-right prices following a stock split.

Annual Financial Report

5. Members of the Boards of Directors and Statutory Auditors

The directors and statutory auditors are described as follows:

Current						Number of
Directors and						Shares
Statutory						Owned
Auditors	Current Executive					(in thousand
Position	Officer Position	Name	Date of Birth		Business Career	shares)

Chairman and Representative Director	-	Hideo Sakioka	May 14, 1928	August, 1953	Started money lending business	3,995
				May, 1960	Founded Nissin Shoji Co., Ltd. (now NISSIN), President and Representative Director
				January, 1980	Founded Nissin Building Co., Ltd., President and Representative Director
				March, 1989	President and Representative Director of Shuho Ltd.
				June, 2000	Chairman and Representative Director of NISSIN (current position)

President and Representative Director	General Manager of Sales and Marketing Control Division	Kunihiko Sakioka	January 10, 1962	April, 1986	Joined NISSIN	4,515
				September, 1988	Manager of Hiroshima Branch
				March, 1989	Director
				December, 1989	Director and General Manager of Finance Department
				February, 1991	Managing Director
				December, 1992	Senior Managing Director and General Manager of Sales and Marketing Control Division
				October, 1996	Representative Senior Managing Director and General Manager of Tokyo Branch Office
				April, 1998	Representative Senior Managing Director and General Manager of Sales and Marketing Control Division
				June, 2000	President and Representative Director (current position)

Managing Director	General Manager of Operations and Control Division	Hitoshi Higaki	December 14, 1959	November, 1983	Joined NISSIN	235
				March, 1994	General Manager of Accounting Department and General Manager of Finance Department
				June, 1994	Director and General Manager of General Affairs Department
				May, 1995	Director, General Manager of Corporate Planning Department and General Manager of Accounting Department
				June, 1996	Director and General Manager of Corporate Planning Department
				June, 2000	Managing Director and General Manager of Corporate Planning Department
				April, 2003	Managing Director and General Manager of Operations Control Division (current position)

(continued)

Annual Financial Report

Current						Number of
Directors and						Shares
Statutory						Owned
Auditors	Current Executive					(in thousand
Position	Officer Position	Name	Date of Birth		Business Career	shares)

(continued)
Director	General Manager of Business Development Department	Yoshio Tanida	August 5, 1953	August, 1978	Joined Ehime Subaru, Inc.	147
				June, 1981	Joined NISSIN
				June, 1995	Assistant General Manager of Corporate Planning Department
				June, 1996	Director and General Manager of Corporate Planning Department
				October, 1997	Director and General Manager of Credit Screening Department
				June, 2001	Director and General Manager of Sales Support Department
				April, 2002	Director and General Manager of Business Audit Department
				April, 2003	Director and General Manager of Business Development Department (current position)

Director	General Manager of Credit Screening Department	Hiroshi Akuta	January 3, 1962	November, 1985	Joined Nichii Co., Ltd.	139
				October, 1992	Joined NISSIN.
				October, 1995	Manager of Fukuoka Branch
				June, 1996	Director and General Manager of Business Audit Department
				October, 1996	Director and General Manager of Customer Service Department
				April, 1998	Director and General Manager of Western Japan Sales Department
				April, 2001	Director and General Manager of Investigation Department
				April, 2002	Director and General Manager of Corporate Planning Department
				April, 2003	Director and General Manager of Credit Screening Department (current position)

Director	General Manager of Western Japan Sales Department and Osaka Branch Office	Hidenobu Sasaki	June 29, 1972	April, 1993	Joined NISSIN	36
				February, 1996	Manager of Mito Branch
				April, 2001	General Manager of Sales Department
				April, 2002	General Manager of Finance Department
				June, 2002	Director
				April, 2003	Director, General Manager of Western Japan Sales Department and General Manager of Osaka Branch Office (current position)

(continued)

Annual Financial Report

Current						Number of
Directors and						Shares
Statutory						Owned
Auditors	Current Executive					(in thousand
Position	Officer Position	Name	Date of Birth		Business Career	shares)

(continued)
Director	General Manager of Business Development Department	Toshioki Otani	December 12, 1970	April, 1994	Joined NISSIN	66
				September, 1995	Manager of Kumamoto Branch
				July, 2000	General Manager of Finance Department
				January, 2001	General Manager of Finance Department and General Manager of Business Development Department
				April, 2002	General Manager of Eastern Japan Sales Department
				June, 2002	Director
				April, 2003	Director and General Manager of Business Development Department (current position)

Director	General Manager of Finance Department	Keishi Ishigaki	April 3, 1971	April, 1995	Joined NISSIN	52
				April, 1996	Manager of Koriyama Branch
				April, 2001	General Manager of Finance Department
				April, 2002	General Manager of Western Japan Sales Department and General Manager of Osaka Branch Office
				June, 2002	Director
				April, 2003	Director and General Manager of Finance Department (current position)

Director	General Manager of System Planning Department	Masami Obara	November 5, 1959	October, 1981	Joined Fujitsu Limited	1
				August, 2000	Joined NISSIN
				October, 2000	General Manager of System Planning Department (current position)
				June, 2002	Director (current position)

Director	General Manager of Investors Relations Department	Yunwei Chen	January 16, 1969	April, 1998	Joined NISSIN	27
				April, 2001	Manager of Corporate Planning Department 2nd Section
				September, 2002	Assistant General Manager of Corporate Planning Department
				April, 2003	General Manager of Investors Relations Department (current position)
				June, 2003	Director (current position)

(continued)

Annual Financial Report

Current						Number of
Directors and						Shares
Statutory						Owned
Auditors	Current Executive					(in thousand
Position	Officer Position	Name	Date of Birth		Business Career	shares)

(continued)
Statutory Auditor (Standing)		Akio Sakioka	September 22, 1950	March, 1971	Joined NISSIN	1,166
				January, 1976	Manager of Takamatsu Branch
				April, 1984	Director
				July, 1994	Managing Director and General Manager of Tokyo Office
				October, 1996	Managing Director and General Manager of Finance Department
				October, 2000	Managing Director
				June, 2002	Managing Director retired
				June, 2002	Statutory Auditor (Standing) (current position)

Statutory Auditor (Standing)		Yoshiki Kishimura	August 25, 1944	May 1980	Joined Sanyo Shinpan Finance Co., Ltd.	21
				February, 2001	Joined NISSIN
				February, 2001	Corporate Adviser of Finance Department
				June, 2003	Statutory Auditor (Standing) (current position)

Statutory Auditor		Yoshimitsu Nishijima	July 8, 1944	April, 1973 June, 1991	Opened law-office Statutory Auditor (current position)	20

Statutory Auditor		Isao Narimatsu	July 6, 1949	April, 1979	Joined Miyata Certified Public Tax Accountant Office	—
				July, 1981	Opened Narimatsu Certified Public Tax Accountant Office
				June, 2001	Statutory Auditor (current position)

			Total			10,425

Notes:	1)	Yoshimitsu Nishijima and Isao Narimatsu are Statutory Auditors assigned from outside the Company pursuant to Article 18-1 of the “Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations.”
	2)	Kunihiko Sakioka, President and Representative Director, is the second son of Hideo Sakioka, Chairman and Representative Director.

Annual Financial Report

ITEM 5.   FINANCIAL STATEMENTS

1.	In respect of the requirements for preparing the consolidated and non-consolidated financial statements

(1)	The preparation of the consolidated financial statements conforms to Regulations Concerning Terminology, Forms and Methods of Preparation of the Consolidated Financial Statements (the “CFS Regulation”), issued by the Ministry of Finance (MOF Ordinance No. 28, 1976).

In addition, the preparation of the previous period consolidated financial statements as of and for the year ended March 31, 2002 conforms to CFS Regulation before modification, and the preparation of current period consolidated financial statements as of and for the year ended March 31, 2003 conforms to CFS Regulation after modification.

(2)	The preparation of the non-consolidated financial statements conforms to Regulations Concerning Terminology, Forms and Methods of Preparation of the Financial Statements (the “FS Regulation”), issued by the Ministry of Finance (MOF Ordinance No. 59, 1963).

In addition, the preparation of the previous period non-consolidated financial statements as of and for the year ended March 31, 2002 conforms to FS Regulation before modification, and the preparation of current period non-consolidated financial statements as of and for the year ended March 31, 2003 conforms to FS Regulation after modification.

(3)	The amounts presented in consolidated financial statements and non-consolidated financial statements, are stated in millions as of the current period financial statements.

In addition, for the convenience of the readers, the previous period consolidated financial statements and the previous period non-consolidated financial statements, which had been stated in thousands, are now restated in millions.

2.	In respect of the report of independent certified public accountants:

The Company’s consolidated financial statements and NISSIN’s non-consolidated financial statements for the previous period as of and for the year ended March 31, 2002 and those for the current period as of and for the year ended March 31, 2003 were audited by Sanyu & Co. pursuant to Article 193 (2) of the Securities and Exchange Law.

Annual Financial Report

1.	Consolidated Financial Statements

(1)	Consolidated Financial Statements

1.	Consolidated Balance Sheets

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

	(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥17,116		¥23,612
Notes and loans receivable (Notes 1,2,6 and 7)	154,022		175,123
Purchased loans receivable	382		3,077
Bills receivable and accounts receivable	77		—
Deferred income taxes	716		1,547
Other	2,112		1,869
Allowance for loan losses	(7,297)		(9,949)

Total Current Assets	167,129	94.0	195,280	95.9
Fixed Assets:
Tangible fixed assets
Buildings and structures (Note 1)	1,484		1,349
Accumulated depreciation	(759)		(777)

	725		572
Vehicles	2		—
Accumulated depreciation	(0)		(—)

	2		—
Equipment	476		436
Accumulated depreciation	(283)		(275)

	192		161
Land (Note 1)	1,388		1,092

Total tangible fixed assets	2,309	1.3	1,825	0.9
Intangible fixed assets
Consolidation account adjustment	4		—
Other	177		617

Total intangible fixed assets	181	0.1	617	0.3
Investment and other assets
Investment securities (Notes 1 and 3)	4,216		3,082
Bankrupt and delinquent loans receivable (Note 6)	2,050		2,628
Deferred income taxes	792		1,052
Other (Note 1)	2,688		1,238
Allowance for loan losses	(1,534)		(2,010)

Total investment and other assets	8,214	4.6	5,991	2.9

Total Fixed Assets	10,705	6.0	8,434	4.1

Total Assets	¥177,834	100.0	¥203,714	100.0

(Continued)

Annual Financial Report

     (Continued)

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

	(in millions except percentages)
LIABILITIES:
Current Liabilities:
Short-term borrowings (Note 1)	¥1,400		¥3,200
Current portion of long-term borrowings (Note 1)	35,348		49,984
Current portion of bonds	13,000		5,000
Commercial paper	—		2,400
Accrued income taxes	2,104		2,925
Accrued bonuses	254		88
Allowance for losses on guarantee transactions	—		9
Other	1,583		1,179

Total Current Liabilities	53,690	30.2	64,786	31.8
Long-term Liabilities:
Bonds	26,500		26,500
Convertible bond	10,000		10,000
Long-term borrowings (Note 1)	43,810		53,536
Asset backed commercial paper (Note 1)	—		3,574
Accrued retirement benefits — directors and statutory auditors	372		335
Other	121		76

Total Long-term Liabilities	80,803	45.4	94,022	46.2

Total Liabilities	134,494	75.6	158,809	78.0
MINORITY INTERESTS:
Minority interests	147	0.1	—	—
SHAREHOLDERS’ EQUITY (BEFORE CHANGE OF RULE):
Common stock	6,610	3.7	—	—
Additional paid-in capital	8,933	5.0	—	—
Consolidated retained earnings	28,091	15.8	—	—
Unrealized losses on investment securities	(95)	(0.0)	—	—

	43,539	24.5	—	—
Treasury stock	(347)	(0.2)	—	—

Total Shareholders’ Equity	43,191	24.3	—	—
SHAREHOLDERS’ EQUITY (AFTER CHANGE OF RULE):
Common stock (Note 5)	—	—	6,610	3.2
Additional paid-in capital	—	—	8,934	4.4
Consolidated retained earnings	—	—	32,416	15.9
Unrealized losses on investment securities	—	—	(239)	(0.1)
Treasury stock (Note 5)	—	—	(2,816)	(1.4)

Total Shareholders’ Equity	—	—	44,905	22.0

Total Liabilities, Minority Interests and Shareholders’ Equity	¥177,834	100.0	¥203,714	100.0

Annual Financial Report

2.	Consolidated Statements of Income

	Years Ended March 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Operating revenues:
Interest income from loans receivable	¥34,343		¥39,073
Other financial income	4		0
Other operating income	2,167		6,528

Total operating revenues	36,515	100.0	45,601	100.0
Operating expenses:
Financial costs	3,641		3,675
Other operating expenses (Note 1)	23,260		30,885

Total operating expenses	26,901	73.7	34,560	75.8

Operating income	9,613	26.3	11,041	24.2
Other income:
Interest income from securities	0		0
Interest and dividends	34		28
Dividends from insurance	—		14
Option premium	8		—
Other	14		26

Total other income	58	0.2	69	0.2
Other expenses:
Interest expense on borrowings (other usage)	16		20
Stock issuance costs	35		24
Bond issuance costs	282		61
ABCP issuance costs	—		126
Equity losses on affiliates	60		121
Other	19		40

Total other expenses	414	1.1	396	0.9

Ordinary income	9,256	25.4	10,714	23.5
Special income:
Gain on sales of fixed assets (Note 2)	43		11
Gain on sales of investment securities	17		136
Gain on sales of equity interest in a subsidiary	—		69
Reversal of retirement benefits	19		—
Other	0		2

Total special income	80	0.2	220	0.5
Special expenses:
Loss on sales of fixed assets (Note 3)	273		16
Loss on disposal of fixed assets (Note 4)	86		45
Impairment of fixed assets (Note 5)	—		357
Losses on sales of investment securities	56		396
Impairment of investment securities	294		628
Loss on sales of equity interest in a subsidiary	—		6
Impairment of equity interest in affiliates	—		224
Other	69		84

Total special expenses	780	2.2	1,761	3.9

Income before income taxes	8,556	23.4	9,173	20.1
Income taxes:
Current	4,030		5,089
Deferred	(291)		(1,141)

	3,738	10.2	3,948	8.7
Minority interests	0	0.0	15	0.0

Net income	¥4,817	13.2	¥5,209	11.4

Annual Financial Report

3.	Consolidated Statements of Retained Earnings

	Years Ended March 31,

	2002	2003

	(in millions)
(Before change of presentation rule)
Retained earnings at beginning of year	¥24,130	¥—
Allocation of retained earnings:
Cash dividends	795	—
Directors’ and statutory auditors’ bonuses	61	—
Statutory auditors’ bonuses included above	6	—

	856	—
Net income	4,817	—

Retained Earnings at End of Year	¥28,091	¥—

(After change of presentation rule)
Additional paid-in capital:
General additional paid-in capital at beginning of year	¥—	¥8,933
Increase of additional paid-in capital:
Gains on sales of treasury stock	—	0

	—	0
Decrease of additional-paid-in-capital	—	—

Additional paid-in capital at end of year	—	8,934
Retained earnings:
Consolidated retained earnings at beginning of year	—	28,091
Increase of retained earnings:
Net income	—	5,209

	—	5,209
Allocation of retained earnings:
Cash dividends	—	832
Directors’ and statutory auditors’ bonuses	—	48
Decrease in consolidated subsidiaries	—	3

	—	884

Retained Earnings at End of Year	¥—	¥32,416

Annual Financial Report

4.	Consolidated Statements of Cash Flows

	Years Ended March 31,

	2002	2003

	Amount	Amount

	(in millions)
Operating activities
Income before income taxes	¥8,556	¥9,173
Depreciation and amortization	131	193
Amortization of consolidation account adjustment	0	4
Provision for loans losses	1,349	3,209
Provision for retirement benefits (employee)	(19)	—
Provision for retirement benefits (directors and statutory auditors)	(1)	(20)
Accrued bonuses	37	(157)
Interest income on deposits and dividends	(39)	(28)
Financial costs	3,658	3,695
Gain on sales of fixed assets	(43)	(11)
Loss on sales of fixed assets	273	16
Loss on disposal of fixed assets	63	37
Impairment of fixed assets	—	357
Gain on sales of investment securities	(17)	(136)
Gain on sales of a consolidated subsidiary	—	(69)
Losses on sales of investment securities	56	396
Loss on sales of a consolidated subsidiary	—	6
Impairment of investment securities	294	628
Impairment of affiliates	—	224
Charge-offs of loans receivable	6,982	10,350
Interest receivable	(236)	(44)
Advanced interest received	(0)	0
Directors’ bonuses	(61)	(48)
Other	225	494

Sub-total	21,211	28,271
Interest on deposits and dividends received	36	34
Interest paid	(3,474)	(3,751)
Income taxes paid	(3,989)	(4,168)

Sub-total	13,783	20,385
Loan originations	(99,927)	(108,633)
Collections of loans receivable	66,128	76,616
Loans purchased	(403)	(4,854)
Collections of purchased loan	21	2,146
Payments for loans factored	—	(70)
Collections of loans factored	—	61

Net cash used in operating activities	(20,396)	(14,347)

Investing activities
Purchases of tangible fixed assets	(81)	(521)
Proceeds from sales of tangible fixed assets	648	43
Purchases of intangible fixed assets	(39)	(491)
Proceeds from sales of intangible fixed assets	69	4
Purchases of investment securities	(1,049)	(1,070)
Proceeds from sales of investment securities	752	1,057
Acquisition of minority interest	(7)	(2)
Cash decreased upon exclusion of consolidated subsidiaries	—	(215)
Cash obtained upon acquisition of a consolidated subsidiary	73	—
Other	(80)	(266)

Net cash provided by (used in) investing activities	¥287	¥(1,462)

(Continued)

Annual Financial Report

	Years Ended March 31,

	2002	2003

	Amount	Amount

	(in millions)
(Continued)
Financing activities
Proceeds from short-term borrowings	¥1,500	¥8,095
Repayment of short-term borrowings	(1,840)	(6,269)
Proceeds from commercial paper	—	8,600
Repayment of commercial paper	—	(6,200)
Proceeds from long-term borrowings	42,314	72,440
Repayment of long-term borrowings	(40,695)	(47,708)
Proceeds from bonds	1,587	4,938
Repayment of bonds	(980)	(13,000)
Proceeds from convertible bond	9,761	—
Proceeds from issuance of asset backed commercial paper	—	4,719
Repayment of asset backed commercial paper	—	(1,421)
Increase of restricted deposit	—	(155)
Decrease of restricted deposit	—	1,582
Proceeds from exercise of stock warrants	886	—
Dividends paid	(795)	(831)
Purchases of treasury stock	(351)	(2,487)
Sales of treasury stock	4	19
Other	(7)	(13)

Net cash provided by financing activities	11,384	22,306

Effect of exchange rate changes on cash and cash equivalents	—	—

Net (decrease) increase in cash and cash equivalents	(8,725)	6,496
Cash and cash equivalents at beginning of year	25,841	17,116

Cash and cash equivalents at end of year	¥17,116	¥23,612

Annual Financial Report

SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Scope of Consolidation

All subsidiaries are consolidated as follows:

Years Ended March 31,

	2002	2003

1. Number of consolidated subsidiaries	5 companies	3 companies

2. Names of consolidated subsidiaries	Webcashing.com Co., Ltd. Future Create Inc. Nissin Servicer Co., Ltd. Big Apple Co., Ltd. Shiq Consulting Co., Ltd.	Nissin Servicer Co., Ltd. Big Apple Co., Ltd. Shiq Consulting Co., Ltd.

	March 31, 2002 was deemed as the acquisition date of Future Create Inc.	Webcashing.com Co., Ltd. was excluded from consolidated subsidiaries as a result of an equity exchange, and became a wholly owned subsidiary of i-cf, Inc. Future Create Inc. was also excluded from consolidated subsidiaries because NISSIN sold a portion of its interest.

2.	Application of the Equity Method

Equity-method affiliates are as follows:

Years Ended March 31,

	2002	2003

1. Number of equity-method affiliates	2 companies	5 companies

2. Names of equity-method affiliates	Ascot Co., Ltd. (formerly E*Netcard Co., Ltd.) Swan Credit Co., Ltd.	Ascot Co., Ltd. Swan Credit Co., Ltd. BB Net Corp. i-cf, Inc. Shinsei Business Finance Co., Ltd.

	March 31, 2002 was deemed as the acquisition date of Swan Credit Co., Ltd.	April 1, 2002 was deemed as the acquisition date of BB Net Corp. October 1, 2002 was deemed as the acquisition date of i-cf, Inc. and Shinsei Business Finance Co., Ltd.

3.	-	The balance sheet date of an affiliate, BB Net Corp., differs from that of the Company’s consolidated financial statements. The Company’s consolidated financial statements hereof are prepared by using BB Net Corp.’s financial statements for the year ended July 31, 2002 and for the six months ended January 31, 2003.

Annual Financial Report

3. Balance Sheet Date of Consolidated Subsidiaries

The balance sheet dates of all subsidiaries are the same as the Company’s consolidated balance sheet date as of March 31, 2002 except for that of Future Create Inc., as follow:

Company name:	Future Create Inc.
The balance sheet date:	At the end of February

The consolidated financial statements as of and for the year ended March 31, 2002 are prepared by using the financial statements of Future Create Inc. as of and for the year ended the above mentioned balance sheet date, and significant transactions that occurred between the balance sheet date of the subsidiary and the consolidated balance sheet date are taken into account for consolidation purposes.

The balance sheet dates of all subsidiaries are the same as the Company’s consolidated balance sheet date as of and for the year ended March 31, 2003.

4. Significant Accounting Policies

   (1)  Valuation and Computation of Assets

1.	Investment securities

Other securities:

                        Marketable securities

Market value is determined by the market price at period end

(Marketable securities are carried at market value with unrealized gains and losses. The unrealized gains and losses, net of taxes, are reported in a separate component of shareholders’ equity. Cost of securities sold is computed using the moving average method.)

                        Private equity securities

Cost method, cost being determined by the moving average method

2.	Derivatives (not applicable for the year ended March 31, 2003)

Market value method

   (2)  Depreciation of Fixed Assets

1.	Tangible fixed assets

Depreciation of tangible fixed assets other than buildings newly acquired after April 1, 1998 is computed using the declining-balance method by using rates based on the estimated useful lives of the respective assets, and depreciation of the newly acquired buildings is computed using the straight-line method.

2.	Intangible fixed assets

Software costs are amortized using the straight-line method over 5 years, which is the estimated useful life.

3.	Long-term prepaid expense

Long-term prepaid expenses are amortized using the straight-line method.

Annual Financial Report

   (3)  Allowance for Loan Losses and Accrued Expenses

1.	Allowance for loan losses

The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for the amount of loan losses calculated by applying a percentage based on collection experience in the past to the general loans, plus individually estimated uncollectible amount to doubtful loans.

2.	Accrued bonus

Accrued bonus is provided for the payment of employees’ bonus based on estimated amounts of future payments attributed to the corresponding period.

3.	Allowance for losses on guarantee transactions (applicable from the year ended March 31, 2003)

The allowance for losses on guarantee transactions is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in guarantee transactions.

4.	Accrued retirement benefits - directors and statutory auditors

Accrued retirement benefits of the Company’s directors and statutory auditors are provided at the amount which would have been required if all directors and statutory auditors had terminated their services at the balance sheet date. This amount is determined in accordance with the Company’s internal rules.

   (4)  Accounting for Lease Transactions

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

   (5)  Hedging Activities (not applicable for the year ended March 31, 2003)

1.	Accounting for hedging activities

Deferred hedge accounting has been adopted.

2.	Hedge instruments and hedge item

•	Hedge instruments

Interest rate caps and interest rate swaps

•	Hedge item

Cash flow hedge for interest on borrowing with variable rates

3.	Hedging policy

In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, the Company utilizes derivative financial instruments such as interest rate swap and interest rate cap contracts.

4.	Evaluation of hedge effectiveness

The Company determines the effectiveness of its hedging transactions based on correlation between indicated rates of hedge instrument and hedge item.

Annual Financial Report

   (6)  Other Significant Accounting Policies for the Preparation of Consolidated Financial Statements

1.	Interest income from loans receivable

Interest income from loans receivable is recognized on an accrual basis.

However, accrued interest income is recognized at the lower of the contractual interest rate or the restricted rate stipulated by the Interest Restriction Law in Japan.

2.	Accounting treatment of consumption taxes

Consumption taxes are excluded from transaction amounts.

Consumption taxes not subject to the exclusion are treated as expense for the fiscal year.

3.	Accounting standard for treasury stock and reversal of additional paid-in capital and legal reserve, etc. (effective from the year ended March 31, 2003)

On February 21, 2002, Accounting Standards Board of Japan (“ASBJ”) issued Accounting Standards (“AS”) No.1, “Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc”, which came into effect on April 1, 2002. The adoption of AS No. 1 did not have a material effect on Company’s consolidated financial position and results of operations.

Effective this fiscal year, Consolidated Statement of Retained Earnings and Shareholders’ Equity section in Consolidated Balance Sheet were prepared in accordance with the amended “Regulations for Consolidated Financial Statements”.

4.	Accounting standard concerning earnings per share, etc. (effective from the year ended March 31, 2003)

NISSIN adopted “ASB Statement No. 2 of Accounting Standard Concerning Earnings Per Share” and “ASB Guidance No.4 of Accounting Guidance Concerning Earnings Per Share” which was issued by Accounting Standard Board of Japan “ASBJ” on September 25, 2002 from April 1, 2002. The effects of the adoption of these accounting standards are stated in the notes on “Per Share Data”.

5.	Evaluation of Assets and Liabilities of Consolidated Subsidiaries

The fair market value method is used to evaluate the assets and liabilities of consolidated subsidiaries.

6.	Amortization of Consolidation Adjustments

Consolidation adjustments are amortized over a period of 5 years by the straight-line method unless the amounts are immaterial which are fully amortized in the year of acquisition.

7.	Appropriation of Earnings

Appropriation of earnings and loss disposition are recognized for the fiscal year in which they are finalized.

8.	Cash and Cash Equivalents Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, highly liquid deposits in banks and short-term investments with negligible risk of fluctuation in value and maturities of three months or less.

Annual Financial Report

CHANGES IN PRESENTATION

(April 1, 2001 ~ March 31, 2002)

     None

(April 1, 2002 ~ March 31, 2003)

Consolidated Statements of Income

“Dividends from insurance”, which were included in “Other” of “Other income” for the previous fiscal year, are classified separately from the current fiscal year, as the amount of “Dividends from insurance” became more than one-tenth of the total of “Other income”. The amount of “Dividends from insurance” for the previous fiscal year was ¥1 million.

Annual Financial Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

Note 1.	Assets pledged for short and long-term borrowings as collateral at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Notes and loans receivable	¥47,601	¥38,858
Buildings and structures	360	377
Land	262	262
Investment securities	145	33
Investments and other assets (other)	36	30

Total	¥48,405	¥39,563

Corresponding borrowings secured by the above collateral at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Short-term borrowings	¥600	¥3,100
Current portion of long-term borrowings	25,532	19,732
Long-term borrowings	19,377	14,310

Total	¥45,509	¥37,142

Notes and loans receivable, other than above, that will be transferred pursuant to forward contracts and the corresponding long-term borrowings including current portion at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Notes and loans receivable	¥4,888	¥9,096
Long-term borrowings	4,788	8,075
Current portion included above	1,978	4,355

Deposits as pledges for swap agreements at March 31, 2002 and 2003 are as follow:

	March 31,

	2002	2003

	(in millions)
Investments and other assets (other)	¥43	¥—

In addition, during the year ended March 31, 2003, NISSIN entrusted loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in loans outstanding in trust to a third party. These transactions are a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements as of and for the year ended March 31, 2003, and the funds are recognized as a long-term liability related interest. There is no control over the interest by the Company except the above option. As of March 31, 2003, entrusted loans outstanding of ¥4,573 million were included in “Notes and loans receivable”, and the related long-term liability of ¥3,574 million were recorded in “Asset backed commercial paper”.

Note 2.	Unsecured consumer loans included in loans receivable at March 31, 2002 and 2003 are ¥46,179 million and ¥40,938 million, respectively.

Annual Financial Report

Note 3.	Investment in affiliates

	March 31,

	2002	2003

	(in millions)
Investment securities	¥259	¥852

Note 4.	Commitments and contingencies

	March 31,

	2002	2003

	(in millions)
Guarantees for loans outstanding of other alliance companies	¥—	¥1,504
Guarantees for lease payments	377	—

Note 5.	Treasury stock

The numbers of issued shares of common stock and treasury stock held by the Company at March 31, 2003 are 66,312 thousand shares and 3,082 thousand shares, respectively.

Note 6.	Bankrupt and delinquent loans receivable

According to the requirement of the Nonbank Bond Issuing Law, loans receivable and long-term loans receivable are classified as follows:

	March 31,

	2002	2003

	(in millions)
(1) Bankrupt loans receivable	¥529	¥619
(2) Delinquent loans receivable	1,521	2,010
(3) Delinquent loans receivable (three months or more)	—	—
(4) Restructured loans receivable	7,570	10,929

Total	¥9,621	¥13,560

Notes:	(1)	“Bankrupt loans receivable”, for which unreceived interest is not accrued, are loans delinquent for a considerable period of time and for which the principal or interest on such loans is unlikely to be recovered due to the occurrence of events defined in Japanese Corporation Tax Law (Government Ordinance No. 97, 1965), Regulation 96-1(3) and Regulation 96-1(4).

	(2)	“Delinquent loans receivable” are loans receivable for which unreceived interest is not accrued due to customers’ delinquency, excluding loans receivables mentioned in (1), (4).

	(3)	“Delinquent loans receivable (three months or more)” are loans receivable for which the payments of principal and interest have been delayed for three months or more, excluding loans receivables mentioned in (1), (2).

	(4)	“Restructured loans receivable” are loans receivable for which the Company reached an agreement with the debtors about the favorable treatments such as a reduction and exemption of the interest, grace of principal and interest payments, desertion of receivables and others in order to reorganize the borrowing company and support their financial conditions, excluding loans receivables mentioned in (1), (2), (3).

Note 7.	The balances of loans outstanding under revolving contracts included in loans receivable at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Loans outstanding under revolving contracts	¥62,214	¥58,240

Annual Financial Report

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to customers. The Company reviews credit lines based on account usage and customer creditworthiness.

The Company’s unfunded credit lines at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Unfunded credit lines with loans outstanding	¥8,462	¥7,222
Unfunded credit lines without any loans outstanding	29,042	28,705

Total	¥37,504	¥35,927

Certain portions of revolving agreements lapse without ever being used. Therefore, the amount of unfunded credit line will not necessarily affect future cash flows of the Company.

Under these agreements, the Company also may discontinue or reduce the credit lines of customers based on the deterioration of their credit status and other any other substantial reason. In addition, the Company will examine the agreements regularly in order to take measures in the terms of credit conservation.

Annual Financial Report

Consolidated Statements of Income

Note 1.	Significant components of other operating expenses for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Other operating expenses:
Costs of purchased loans	¥21	¥2,146
Costs of real estate lease and other	60	576
Advertising expenses	1,838	458
Loan charge-offs	228	2,091
Provision for loan losses	8,103	11,467
Provision for losses on guarantee transactions	—	51
Salaries for directors and statutory auditors	194	230
Salaries for employees	4,542	5,152
Bonuses	726	930
Provision for bonuses	254	97
Retirement benefits	84	—
Depreciation and amortization	120	130
Taxes and duties	511	515
Lease and rental expenses	2,126	2,090
Commission fees	858	697

Note 2.	Details of gain on sales of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Gain on sales of fixed assets:
Buildings and structures	¥2	¥1
Equipment	0	0
Land	40	9

Total	¥43	¥11

Note 3.	Details of loss on sales of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Loss on sales of fixed assets:
Buildings and structures	¥19	¥16
Equipment	—	0
Land	254	—

Total	¥273	¥16

Note 4.	Details of loss on disposal of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Loss on disposal of fixed assets:
Buildings and structures	¥73	¥33
Equipment	12	11

Total	¥86	¥45

Annual Financial Report

Note 5.	Details of impairment of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Impairment of fixed assets:
Buildings and structures	¥—	¥73
Equipment	—	0
Land	—	284

Total	¥—	¥357

Consolidated Statements of Cash Flows

Note 1.	Cash and cash equivalents consist of cash and deposits, and the balances at March 31, 2002 and 2003 are as follow:

	March 31,

	2002	2003

	(in millions)
Cash and deposits	¥17,116	¥23,612

Cash and cash equivalents	¥17,116	¥23,612

Note 2.	Details of the assets and liabilities of newly acquired Future Create Inc., which has been included in the consolidated balance sheet at the end of the previous fiscal year, are as follows:

As of February 28, 2002

(in millions)
Current assets	¥331
Fixed assets	90
Consolidation account adjustment	4
Current liabilities	(113)
Long-term liabilities	(10)
Minority interests	(145)

Equity acquisition cost	157
Cash and cash equivalents	(231)

Cash obtained upon acquisition of consolidated subsidiary	¥73

Details of the assets and liabilities of Future Create Inc., which has been excluded from the consolidated balance sheet at the end of this fiscal year, are as follows:

As of February 28, 2003

(in millions)
Current assets	¥534
Fixed assets	798

Total assets	¥1,332

Current liabilities	¥589
Long-term liabilities	414

Total liabilities	¥1,004

Annual Financial Report

Lease Transactions

Finance leases, except those leases for which the ownership of the leased assets is transferred to the lessee, are as follows:

1.	Equivalents of acquisition costs, accumulated depreciation and book value:

	March 31,

	2002	2003

	(in millions)
Equipment:
Acquisition cost equivalent	¥1,710	¥1,572
Accumulated amortization equivalent	(1,136)	(633)

Book value equivalent	574	939
Software:
Acquisition cost equivalent	1,810	1,622
Accumulated amortization equivalent	(833)	(759)

Book value equivalent	977	863
Other:
Acquisition cost equivalent	—	4
Accumulated amortization equivalent	—	(0)

Book value equivalent	—	3

Total:
Acquisition cost equivalent	3,521	3,199
Accumulated amortization equivalent	(1,969)	(1,393)

Book value equivalent	¥1,551	¥1,806

2.	The amounts of outstanding future lease payments at March 31, 2002 and 2003:

	March 31,

	2002	2003

	(in millions)
Due within one year	¥673	¥627
Due after one year	918	1,204

Total	¥1,592	¥1,832

3.	Lease payments, amortization expense equivalent, interest expense equivalent for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Lease payments	¥837	¥850
Amortization expense equivalent	778	799
Interest expense equivalent	47	43

4.	The method to calculate the amortization expense equivalent and interest expense equivalent of leased property is as follows:

• Amortization expense equivalent is calculated by using the straight-line method over the respective lease terms with no residual value.

• Interest expense equivalent of lease obligation is calculated as the difference between the total lease payments and the acquisition cost equivalent of the leased property, with the amount allocated to each accounting period using the interest method.

Annual Financial Report

Investment Securities

1.	Marketable securities at March 31, 2002 and 2003 included in other securities are as follows:

	March 31,

	2002			2003

		Carrying			Carrying
Other Securities	Cost	Value	Difference	Cost	Value	Difference

	(in millions)
Carrying value exceeding cost
Equity securities	¥873	¥1,131	¥258	¥315	¥421	¥105
Carrying value not exceeding cost
Equity securities	2,343	1,920	(423)	1,594	1,085	(508)

Total	¥3,216	¥3,051	¥(164)	¥1,909	¥1,507	¥(402)

2.	Other securities sold during the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002			2003

	Sales	Gain on	Loss on	Sales	Gain on	Loss on
Other Securities	Proceeds	Sales	Sales	Proceeds	Sales	Sales

	(in millions)
Equity securities	¥752	¥17	¥56	¥1,057	¥136	¥396

3.	Other securities that have no market price (debt securities held-to-maturity are not included in the marketable securities), are as follows:

	March 31,

	2002	2003

	Carrying Value	Carrying Value

	(in millions)
Other securities:
Private equity securities	¥905	¥681
Bonds	—	6
Other	—	35

Total	¥905	¥722

4.	Securities impaired during the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	Impairment Amount	Impairment Amount

	(in millions)
Other securities	¥294	¥628

Note:	Losses on impairment were recognized for investment securities for which the market price declined by more than 50% or those for which the average market price at month-end declined by more than 30% or more but less than 50% for the past two years.

Annual Financial Report

Derivative Transactions

(April 1, 2001 ~ March 31, 2002)

1.	Details of derivatives

(1)	Details of transactions

In order to effectively manage and reduce its exposure to fluctuations in interest rates while conducting regular operations, the Company utilizes derivative instruments such as interest rate swap and interest rate cap contracts.

(2)	Derivative transactions policies

The Company does not enter into derivative contracts for trading or speculative purposes.

(3)	The purpose of derivative transactions

In order to avoid adverse influences in the Company’s funding costs (interest payments) caused by fluctuations in market interest rates, the Company utilizes interest rate cap contracts to set up a limit on its interest payments on variable rate borrowings, and, interest rate swap contracts to set up a fixed interest on variable rate borrowings.

(4)	Details of risks on derivative transactions

i. Market risks

Market risks are risks caused by changes in the market condition that expose a transaction’s position to gains and losses, and interest rate derivative transactions are exposed to interest rate risks.

However, these risks are inconsequential as the Company only utilizes derivative transactions in the range of its debts and credits.

ii. Credit risks

Credit risks are risks caused by non-performing counterparties that deny the Company of future benefits from the transactions had they been closed.

The Company’s counterparties to these transactions are limited to major financial institutions such as banks or securities firms with favorable credit ratings. Therefore, the management of the Company does not anticipate realization of any credit risk from its derivative transaction. In addition, there is no credit risk concentration as the Company diversifies its counter-parties.

(5)	Risk management of derivative transactions

Derivative transactions are executed and managed by the Company’s finance department in accordance with the Company’s internal rules approved by the Board of Directors.

In addition, the Company’s internal rules on derivative transactions consist of criteria and policies with respect to derivative transactions to be implemented, appropriate risk management stipulated by its Regulation of Derivative Operations, and management and supervision of derivative transactions stipulated by its Regulation of Derivative Transactions.

Furthermore, the finance department reports to the monthly held Board of Directors meeting about the positions of the transactions for the purpose of risk management, so that in the case of any large-scale fluctuation in a market that can cause the Company to suffer significant losses, a management system to execute prompt action is readily available.

2.	Market values of derivative transactions

The details for market values of derivative transactions are omitted as all derivative transactions are treated under the hedge accounting principle.

(April 1, 2002 ~ March 31, 2003)

None.

Annual Financial Report

Retirement Benefits

(April 1, 2001 ~ March 31, 2002)

1.	Overview of retirement benefits scheme

Upon termination, employees of NISSIN and its subsidiaries are entitled, under most circumstances, to lump-sum retirement or pension payments.

However, the Company abolished its retirement benefit system with the reform of its personnel system at March 31, 2002. With this abolishment, the accrued retirement expenses and retirement benefit receivable are recorded as “other current liabilities” and “other current assets” of ¥85 million and ¥55 million, respectively.

2.	Items for the retirement obligation at March 31, 2002

None.

3.	Items for the retirement cost

		Year Ended March 31, 2002

		(in millions)
i.	Service cost	73
ii.	Interest cost	5
iii.	Expected return on plan assets	(2)
iv.	Unrecognized of difference caused by change of accounting standards	—
v.	Unrecognized of actuarial difference	8
vi.	Unrecognized of prior service cost	—

vii.	Net pension and severance costs (i + ii + iii + iv + v + vi)	84

Note: the service cost of subsidiaries calculated by the simplified method is included in the service cost above.

4.	Assumptions used for the year ended March 31, 2002 are as follows:

i.	Discount rate	3.0%

ii.	Expected return on plan assets	2.0%

iii.	Amortization method of prior service cost	Straight-line method

iv.	Amortization period past service cost	Average remaining service years when the service cost occurred

(April 1, 2002 ~ March 31, 2003)

None.

Annual Financial Report

Deferred Income Taxes Assets

1.	Significant components of deferred tax assets and liabilities as of March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Deferred tax assets:
Loan charge-offs	¥63	¥69
Allowance for loan losses	866	1,727
Accrued local taxes	185	258
Accrued retirement benefits — directors and statutory auditors	155	135
Accrual bonuses	68	15
Impairment of fixed assets	—	149
Unrealized losses on investment securities	68	162
Other	99	80

Total deferred tax assets	1,508	2,600
Deferred tax liabilities	—	—

Net deferred tax assets	¥1,508	¥2,600

2.	The reconciliation between statutory tax rate and the effective income tax rate for the years ended March 31, 2002 and 2003 is omitted as the total of these differences is less than 5% of statutory tax rate.

3.	In conjunction with promulgation of “Law Concerning an Amendment of Local Tax Law etc., (Article 9, 2003)” on March 31, 2003, it has been determined that pro forma standard taxation will be adopted on corporate income taxes from the fiscal year beginning on April 1, 2004. Therefore, the Company reviewed its calculation for deferred tax assets etc. using the statutory income tax rate after the implementation of the new law.

The effects from this modification are as follows:

Deferred tax assets (net):	A decrease of ¥ 36 million

Income taxes (deferred):	An increase of ¥ 30 million

Unrealized losses on investment securities:	An increase of ¥ 5 million

Annual Financial Report

Segment Information

The segment information for the years ended March 31, 2002 and 2003 is as follows:

1.	Business segment Business segment information is omitted as more than 90% of the group business is providing the loan services.

2.	Geographical segment Geographical segment information is omitted, as the group has no subsidiary or office outside Japan.

3.	Overseas operating revenues Overseas operating revenues information is omitted, as the group has no overseas operating revenues.

Annual Financial Report

Related Party Transactions

(April 1, 2001 ~ March 31, 2002)

1.	Directors and key individual shareholders

	Attribution:			Entities majority of which owned by director and principle individual shareholders
	Company name:			Shuho, Ltd.	Nissin Building Co., Ltd.
	Address:			Matsuyama City, Ehime	Matsuyama City, Ehime
	Capital or investment in capital (in millions):			¥ 100	¥ 30
	Description of business:			Life and non-life insurance agency	Real estate rental and agency
	Interest owned:			13.0% directly owned	13.3% directly owned
	Description of relationship — interlocking director and statutory auditor:			None	2 directors
	Description of relationship — business relationship:			Office leases, non-life insurance transactions	Office and parking space leases
	Transactions and amount (in millions):			Insurance payments: ¥ 13 Office leases: ¥ 2	Office and parking space leases:¥ 5
	Account and balance at year-end (in millions):			-	Other current liabilities: ¥ 0

	Notes:	1).	Consumption taxes are excluded from the amounts presented above.

		2).	Business terms and related decision-making policies:

			(I)	Business terms related to insurance fee payments are the same as those companies that do not have any specific relationship with the Company.

			(II)	Contract terms related to lease payment of office and parking space are referred to, and are set at equivalent prices, as those lease agreements made with companies that do not have any specific relationship with the Company.

2.	Subsidiaries and other

	Attribution:				An affiliate
	Company name:				Ascot Co., Ltd.
	Address:				Chiyoda-ku, Tokyo
	Capital or investment in capital (in millions):				¥ 450
	Description of business:				Acquiring customers via the Internet
	Interest:				25.0%
	Description of relationship — interlocking director and statutory auditor:				1 director
	Description of relationship — business relationship				Referral of customers
	Transactions and amount (in millions):				Commission payments: ¥ 21
	Account and balance at year-end (in millions):				Other current liabilities: ¥ 2

	Notes:	1).	Consumption taxes are excluded from the amounts presented above.

		2).	Business terms and related decision-making policies:

Contract terms related to commission payments are referred to, and are set at equivalent prices, as those referral agreements made with companies that do not have any specific relationship with the Company

Annual Financial Report

(April 1, 2002 ~ March 31, 2003)

1.	Directors and key individual shareholders

		Attribution:	Relative of director and principle individual shareholders	Entity majority of which owned by director and principle individual shareholders
		Name / Company name:	Michimasa Sakioka	Shuho, Ltd.	Nissin Building Co., Ltd.
		Address:	Matsuyama City, Ehime	Matsuyama City, Ehime	Matsuyama City, Ehime
		Capital or investment in capital (in millions):	—	¥ 100	¥ 30
		Description of business:	Doctor	Life and non-life insurance agency	Real estate rental and agency
		Interest owned:	1.5% directly owned	13.5% directly owned	13.8% directly owned
		Description of relationship — interlocking director and statutory auditor:	—	None	2 directors
		Description of relationship — business relationship:	—	Office leases, non-life insurance transactions	Office and parking space leased from NISSIN
		Transactions and amount (in millions):	Advance for real property sale: ¥ 8	Insurance payments: ¥ 45 Office leases: ¥ 1	Office and parking space leases: ¥ 4
		Account and balance at year-end (in millions):	Other current liabilities: ¥ 8	—	Other current liabilities: ¥ 0

	Notes:	1).	Consumption taxes are excluded from the amounts presented above.

		2).	The decision for the transfer price of real property is made based on an appraisal value.

		3).	Business terms and related decision-making policies:

		(I)	Contract terms related to insurance fee payments are the same as those companies that do not have any specific relationship with the Company.

		(II)	Contract terms related to lease payment of office and parking ground are referred to, and are set at equivalent prices, as those lease agreements made with companies that do not have any specific relationship with the Company.

2.	Subsidiaries and other

		Attribution:	An affiliate	An affiliate
		Company name:	Ascot Co., Ltd.	Shinsei Business Finance Co., Ltd.
		Address:	Chiyoda-ku, Tokyo	Chuo-ku, Tokyo
		Capital or investment in capital (in millions):	¥ 450	¥ 734
		Description of business:	Acquiring customers through the Internet	Provision of loans to businesses
		Interest:	25.0%	25.0%
		Description of relationship — interlocking director and statutory auditor:	1 director	1 statutory auditor
		Description of relationship — business relationship:	Referral of customers	Referral of customers, NISSIN guarantees borrowing by customers of Shinsei Business Finance
		Transactions and amount (in millions):	Commission payments: ¥ 33	Commission payments: ¥ 1 Commission received: ¥ 0 Loan guarantee commission received: ¥ 3
		Account and balance at year-end (in millions):	Other current liabilities: ¥ 2	Other current liabilities: ¥ 1 Other current assets: ¥ 1

	Notes:	1).	Consumption taxes are excluded from the amounts presented above.

		2).	Business terms and related decision-making policies:

		(I)	Contract terms related to commission payments are referred to, and are set at equivalent prices, as those referral agreements made with companies that do not have any specific relationship with the Company.

		(II)	Contract terms related to loan guarantee commissions are referred to those transactions made with companies that do not have any specific relationship with the Company and are decided upon agreement of both companies.

Annual Financial Report

Per Share Data

	Years Ended March 31,

Per Share Data	2002	2003

	(in yen)
Consolidated:
Shareholders’ equity per share	¥1,310.62	¥708.98
Earnings per share:
Basic	146.13	79.63
Diluted	146.12	—

The diluted earnings per share for the year ended March 31, 2003 were not presented, as there was no dilution effect for this fiscal year.

Notes:	1	).	“ASB Statement No. 2 of Accounting Standard Concerning Earnings Per Share”, and the “ASB Guidance No. 4 of Accounting Guidance Concerning Earnings Per Share”, issued by Accounting Standard Board of Japan, or “ASBJ”, on September 25, 2002, were adopted as of current period.

In addition, per share data for the previous fiscal year are as follow as if ASB Statement No. 2 and ASB Guidance No. 4 were adopted on April 1, 2001.

Shareholders’ equity per share (in yen)	¥1,309.17
Earnings per share (in yen):
Basic	144.67
Diluted	144.67

2	).	Basis for computation of per share data above

	Years Ended March 31,

	2002	2003

	(in millions except shares)
Net income	¥—	¥5,209
Net income available for shareholders	—	5,133
Net income not available for shareholders:
Directors and statutory auditors bonuses	—	76

Total net income not available for shareholders	¥—	¥76
The weighted-average numbers of outstanding shares (000’s)	—	64,460

In addition, for the year ended March 31, 2003, stock options, warrants and convertible bonds are not reflected in the calculation for diluted earnings per share because these securities are without any diluted effect. The details of all these securities mentioned are stated in “ITEM. 4 –1 – (2) OVERVIEW OF NISSIN — Information on Capital Stock — Information on Stock Options, Warrants and Convertible Bonds” and “ITEM 5 – 1 – 5 FINANCIAL STATEMENTS — Consolidated Financial Statements — Consolidated Supplementary Statements — Details of bonds and convertible bonds”).

3	).	On May 21, 2002, NISSIN completed a two-for-one stock split. If the stock split is deemed to have occurred on April 1, 2001, per share data for the previous fiscal year are adjusted retroactively as follow:

Shareholders’ equity per share (in yen)	¥654.58
Earnings per share (in yen):
Basic	72.34
Diluted	72.33

Annual Financial Report

Significant Subsequent Events

(April 1, 2001 ~ March 31, 2002)

1.	On November 12, 2001, the Board of Directors’ meeting approved a stock split as follows:

(1) Stock split method:	Two-for-one stock split for all shares owned by the shareholders on record as of March 31, 2002

(2) Type of newly issued shares subject to the stock split:	Common stock

(3) Increase in the number of shares due to the stock split:	33,156,014 shares

(4) Stock split date:	May 21, 2002

(5) Dividend paid for the year from:	April 1, 2002

2.	On May 13, 2002, the Board of Directors’ meeting, and subsequently the Annual Shareholders’ Meeting held on June 22, 2002, approved a special resolution on issuance of new stock subscription rights for incentive purposes as described below, based upon the provisions of Article 280-20 and Article 280-21 of the Commercial Code.

The purpose of the issuance of stock options is to further increase the desire and motivation of individuals to improve operating results, as well as to attract and retain superior human resources.

(1) Grant for:	Directors, statutory auditors, employees or corporate advisors of NISSIN, temporary employees with tenure of over one year, and directors, statutory auditors and employees of affiliate companies at the time the new stock subscription rights are issued.

(2) Type of shares:	Common stock

(3) Number of shares of common stock:	Up to maximum total of 1,500,000 shares

(4) Amount to be paid in upon stock option exercise:	The amount to be paid upon the exercise of a stock option shall be an amount obtained by multiplying the closing price of a share of common stock of NISSIN on the Tokyo Stock Exchange on the day immediately before the approval date by 1.10 and the number of shares to be issued or transferred upon exercise of each new share subscription right, with any fraction of one yen rounded upward to the nearest yen; provided, however, that the paid-in amount shall not fall below an amount obtained by multiplying the closing price of a share of common stock of NISSIN on the Tokyo Stock Exchange on the issue date of the stock option by the number of shares to be issued or transferred upon exercise of each stock option unit.

(5) Exercise period:	Until three years from the first day of the month following the month of the approval date.

Annual Financial Report

(April 1, 2002 ~ March 31, 2003)

1.	On March 10, 2003, the Board of Directors’ meeting approved a stock split as follows:

(1) Stock split method:	Two-for-one stock split for all shares owned by the shareholders on record as of March 31, 2003

(2) Type of newly issued shares subject to the stock split:	Common stock

(3) Increase in the number of shares due to the stock split:	66,312,028 shares

(4) Stock split date:	May 20, 2003

(5) Dividend paid for the year from:	April 1, 2003

If the stock split is deemed to have occurred on April 1, 2001, per share data are adjusted retroactively as follows:

	Years Ended March 31,

	2002	2003

	(in yen)
Shareholders’ equity per share	¥327.29	¥354.49
Earnings per share:
Basic	36.17	39.82
Diluted	36.17	—

The diluted earnings per share for the year ended March 31, 2003 were not presented, as there was no dilution effect for this fiscal year.

2.	On May 12, 2003, the Board of Directors’ meeting, and subsequently the Annual Shareholders’ Meeting held on June 24, 2003, approved a special resolution on issuance of new stock subscription rights for incentive purposes as described below, based upon the provisions of Article 280-20 and Article 280-21 of the Commercial Code.

The purpose of the issuance of stock options is to further increase the desire and motivation of individuals to improve operating results, as well as to attract and retain superior human resources.

(1) Grant for:	Directors, statutory auditors, corporate advisors and employees of NISSIN (including employees dispatched to other companies), and directors, statutory auditors and employees of NISSIN’s fully owned subsidiaries, all of whom are designated by the Board of Directors, at the time of the issuance of such new stock subscription rights.

(2) Type of shares:	Common stock

(3) Number of shares of common stock:	Up to maximum total of 1,500,000 shares

(4) Amount to be paid in upon stock option exercise:	The amount to be paid in upon exercise of a stock option shall be an amount obtained by multiplying the average daily price of a share of common stock of NISSIN on the Tokyo Stock Exchange for the month immediately before the month of issuance date of new stock subscription rights by 1.10 and the number of shares to be issued or transferred upon exercise of each new share subscription right, with any fraction of one yen rounded upward to the nearest yen.

(5) Exercise period:	Until three years from the first day of the month following the month of the approval date.

Annual Financial Report

5.	Consolidated Supplementary Statements

Details of bonds and convertible bonds

			March 31,

			2002	2003

Company	Descriptions	Issued	(in millions)		Rate	Collateral	Maturity

NISSIN	Euro-yen unsecured	June 24, 1999	¥3,000	¥—	3.80%	None	June 13, 2002
	bonds due 2002
NISSIN	1st unsecured bonds	September 29, 1999	10,000	—	3.00	None	September 27, 2002
NISSIN	2nd unsecured bonds	April 20, 2000	10,000	10,000	3.00	None	April 20, 2004
NISSIN	Euro-yen unsecured	April 28, 2000	5,000	5000	3.32	None	April 11, 2003
	bonds due 2003			(5,000)
NISSIN	3rd unsecured bonds	March 28, 2001	10,000	10,000	2.45	None	March 28, 2005
NISSIN	4th unsecured bonds	April 20, 2001	1,500	1,500	2.30	None	April 20, 2004
	with warrants
NISSIN	3rd unsecured	September 13, 2001	10,000	10,000	1.70	None	September 29, 2006
	convertible bonds
NISSIN	5th unsecured bonds	November 1, 2002	—	5,000	2.35	None	November 1, 2005

Total	—	—	¥49,500	¥41,500	—	—	—
				(5,000)

Notes.	1	).	The amount in parentheses represents the amounts scheduled to be redeemed within one year.

	2	).	Information for the convertible bonds is as follow:

	Conversion Price
Type of Shares Convertible	(in yen)	Conversion Period

		From September 14, 2001
Common Stock Shares of NISSIN	¥1,570	To September 28, 2006

In addition, because NISSIN completed a two-for-one stock split on May 20, 2003, the conversion price is adjusted to ¥ 785.

3	).	Information for the bonds with warrants is as follow:

	Exercise	Total Price	Total Price
Type of Shares	Price	Exercisable	Exercised			Item to
Exercisable	(in yen)	(in millions)	(in millions)	Ratio of Grant	Exercise Period	Transfer

Common Stock					From July 2, 2001	Can be transferred
Shares of NISSIN	¥1,155	¥1,500	—	100%	To April 19, 2004	detachable

In addition, because NISSIN completed a two-for-one stock split on May 20, 2003, the exercise price of the warrant is adjusted to ¥ 577.5.

4	).	The redemption schedule of bonds for five years subsequent to March 31, 2003 is summarized as follows:

(in millions)

Year ended March 31,
2004	¥5,000
2005	21,500
2006	5,000
2007	10,000
2008	—

Annual Financial Report

Details of borrowings

	March 31,

	2002	2003	Average
			Interest Rate
	(in millions)		(%)	Maturity

Short-term borrowings	¥1,400	¥3,200	2.04	—
Current potion of long-term borrowings	35,348	49,984	2.44	—
Long-term borrowings				From May 10, 2004
(excluding current portion)	43,810	53,536	2.44	To June 25, 2009
Other liabilities with interest				—
Commercial paper	—	2,400	1.22	—
Asset backed commercial paper	—	3,574	1.60	—

Total	¥80,558	¥112,694	—	—

Notes.	1	).	The average interest rate represents the fiscal year-end weighted average rate.

	2	).	The redemption schedule of long-term borrowings, excluding current portion, for four years subsequent to March 31, 2004 is summarized as follows:

(in millions)

Year ended March 31,
2005	¥34,797
2006	15,324
2007	835
2008	2,517

(2)	Other

None

Annual Financial Report

2.	Non-consolidated Financial Statements

(1) Non-consolidated Financial Statements

1. Non-consolidated Balance Sheets

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

	(in millions, except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥16,651		¥23,336
Notes receivable	11		15
Loans receivable (Notes 1, 2, 7 and 8)	154,011		175,108
Factoring loans	4		17
Compensation of loans receivable	—		2
Interest receivable	1,132		1,177
Prepaid expenses	584		375
Deferred income taxes	653		1,477
Accrued income	8		4
Other	345		252
Allowance for loan losses	(7,296)		(9,818)

Total Current Assets	166,106	93.5	191,949	95.2
Fixed Assets:
Tangible fixed assets
Buildings (Note 1)	1,404		1,288
Accumulated depreciation	(712)		(737)

	691		550
Structures	69		52
Accumulated depreciation	(45)		(39)

	24		13
Equipment	458		429
Accumulated depreciation	(275)		(273)

	182		155
Land (Note 1)	1,388		1,092

Total tangible fixed assets	2,286	1.3	1,812	0.9
Intangible fixed assets Software	23		138
Telephone rights	130		130
Other	—		348

Total intangible fixed assets	¥153	0.1	¥616	0.3

(Continued)

Annual Financial Report

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

	(in millions, except percentages)
(Continued)
Investments and other assets
Investment securities (Note 1)	¥3,928		¥2,230
Investment in affiliates	1,296		1,498
Capital contribution	99		100
Loans to affiliates	—		700
Bankrupt and delinquent loans receivable (Notes 3 and 7)	2,050		2,628
Long-term prepaid expenses	28		33
Deferred income taxes	772		1,052
Deposit of restricted cash	1,500		222
Other (Note 1)	1,009		846
Allowance for loan losses	(1,534)		(2,010)

Total investments and other assets	9,150	5.1	7,301	3.6

Total Fixed Assets	11,590	6.5	9,731	4.8

Total Assets	¥177,697	100.0	¥201,680	100.0

Annual Financial Report

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

		(in millions except percentages)
LIABILITIES:
Current Liabilities:
Short-term borrowings (Note 1)	¥1,400		¥3,100
Current portion of long-term borrowings (Note 1)	35,348		49,666
Current portion of bonds	13,000		5,000
Commercial paper	—		2,400
Accounts payable	602		419
Accrued expenses	609		454
Accrued income taxes	2,067		2,750
Deposit received	64		115
Unearned income	0		1
Accrued bonuses	253		87
Allowance for losses on guarantee transactions	—		9
Warrants	124		119
Other	2		34

Total Current Liabilities	53,472	30.1	64,157	31.8
Long-term Liabilities:
Bonds	26,500		26,500
Convertible bond	10,000		10,000
Long-term borrowings (Note 1)	43,810		52,154
Asset backed commercial paper (Note 1)	—		3,574
Accrued retirement benefits — directors and statutory auditors	362		335
Other	121		76

Total Long-term Liabilities	80,793	45.5	92,640	45.9

Total Liabilities	134,266	75.6	156,797	77.7
SHAREHOLDERS’ EQUITY (BEFORE CHANGE OF RULE):
Common stock (Note 5)	6,610	3.7	—	—
Additional paid-in capital	8,933	5.0	—	—
Legal reserve	400	0.2	—	—
Retained earnings
General reserves
Dividend reserves	1,000		—
Other	21,800		—

Total general reserves	22,800		—
Unappropriated retained earnings	5,129		—

Total retained earnings	27,929	15.7	—	—
Unrealized losses on investment securities	(95)	(0.0)	—	—
Treasury stock	(347)	(0.2)	—	—

Total Shareholders’ Equity	¥43,430	24.4	¥—	—

(Continued)

Annual Financial Report

	March 31,

	2002		2003

		Percentage		Percentage
	Amount	of Total	Amount	of Total

		(in millions except percentages)
(Continued)
SHAREHOLDERS’ EQUITY (AFTER CHANGE OF RULE):
Common stock (Note 5)	¥—	—	¥6,610	3.3
Additional paid-in capital
General	—		8,933
Other
Gains on sales of treasury stock	—		0

Total additional paid-in capital	—	—	8,934	4.4
Retained earnings
Legal reserve	—		400
General reserves
Dividend reserves	—		1,000
Other	—		25,800
Unappropriated retained earnings	—		5,193

Total retained earnings	—	—	32,394	16.1
Unrealized losses on investment securities	—	—	(239)	(0.1)
Treasury stock (Note 6)	—	—	(2,816)	(1.4)

Total Shareholders’ Equity	—	—	44,883	22.3

Total Liabilities and Shareholders’ Equity	¥177,697	100.0	¥201,680	100.0

Annual Financial Report

2.	Non-consolidated Statements of Income

	Years Ended March 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
Operating revenues:
Interest income from loans receivable	¥34,343		¥39,073
Other financial income (Note 1)	4		0
Other operating income (Note 2)	2,052		2,307

Total operating revenues	36,401	100.0	41,381	100.0
Operating expenses:
Financial costs (Note 3)	3,641		3,675
Other operating expenses
Costs of real estate lease and other	37		32
Advertising expenses	1,207		409
Loan charge-offs	228		2,079
Provision for loan losses	8,102		11,254
Provision for losses on guarantee transactions	—		9
Salaries for directors and statutory auditors	168		173
Salaries for employees	4,476		4,910
Bonuses	717		875
Provision for bonuses	253		87
Retirement benefits	84		—
Depreciation and amortization	113		106
Taxes and duties	508		488
Lease and rental expenses	2,103		2,026
Commission fees	1,499		803
Other	3,536		3,986

Total operating expenses	26,679	73.3	30,918	74.7

Operating income	9,721	26.7	10,463	25.3
Other income: (Note 4)
Interest income from loans to affiliates	6		26
Interest income from securities	0		0
Dividends	30		27
Gain on sales of treasury stock	0		—
Dividends from insurance	1		14
Received guarantee charge from an affiliate	—		9
Option premium	8		—
Other	12		13

Total other income	60	0.2	90	0.2
Other expenses: (Note 4)
Interest expense for borrowings (other usage)	16		—
Stock issuance costs	35		24
Bond issuance costs	282		61
ABCP issuance costs	—		126
Other	15		36

Total other expenses	349	1.0	249	0.6

Ordinary income	¥9,431	25.9	¥10,304	24.9

(Continued)

Annual Financial Report

	Years Ended March 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

		(in millions except percentages)
(Continued)
Special income:
Gain on sales of fixed assets (Note 5)	¥43		¥10
Gain on sales of investment securities	17		136
Reversal of retirement benefits	19		—
Other	0		—

Total special income	80	0.2	146	0.4
Special expenses:
Loss on sales of fixed assets (Note 6)	273		—
Loss on disposal of fixed assets (Note 7)	85		42
Impairment of fixed assets (Note 8)	—		357
Losses on sales of investment securities	56		396
Impairment of investment securities	294		619
Impairment of equity interest in affiliates	—		280
Penalty for cancellation of lease agreements	59		23
Other	10		—

Total special expenses	780	2.1	1,720	4.2

Income before income taxes	8,731	24.0	8,730	21.1
Income taxes:
Current	4,028		4,795
Deferred	(276)		(1,010)

	3,752	10.3	3,785	9.1

Net income	4,978	13.7	4,945	12.0
Retained earnings at beginning of year	564		669
Interim dividend paid	413		420

Unappropriated retained earnings at end of year	¥5,129		¥5,193

Annual Financial Report

3.	Non-consolidated Statements of Appropriation of Earnings

	June 22, 2002	June 24, 2003

	Amount	Amount

	(in millions)
Unappropriated retained earnings at end of year	¥5,129	¥5,193
Appropriations:
Cash dividends	411	537
Directors’ and Statutory auditors’ bonuses	48	56
Statutory auditors’ bonuses included above	4	6
General reserve	4,000	4,000

Total appropriations	4,459	4,593

Unappropriated retained earnings carried forward	¥669	¥600

Notes:	1	).	The statements above are presented by the annual shareholders’ meeting approval dates.

	2	).	On December 10, 2001, NISSIN paid interim dividend in a total amount of ¥413 million at ¥12.50 per share.

	3	).	On December 10, 2002, NISSIN paid interim dividend in a total amount of ¥420 million at ¥6.50 per share.

	4	).	Dividends in the year ended March 31, 2002 were not paid for the 200,736 shares of treasury stock.

	5	).	Dividends in the year ended March 31, 2003 were not paid for the 3,082,258 shares of treasury stock.

Annual Financial Report

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation and Computation of Investment Securities

(1)	Investment in subsidiaries and affiliates:

Cost method, cost being determined by the moving average method.

(2)	Other securities:

Marketable securities

Market value is determined by the market price at period end.

(Marketable securities are carried at their market values with unrealized gains and losses. The unrealized gains and losses, net of taxes, are reported in a separate component of shareholders’ equity. Cost of securities sold is computed using the moving average method.)

Private equity securities

Cost method, cost being determined by the moving average method.

2. Derivatives (not applicable for the year ended March 31, 2003)

Market value method

3. Depreciation of Fixed Assets

(1)	Tangible fixed assets

Depreciation of tangible fixed assets other than buildings newly acquired after April 1, 1998 is computed using the declining-balance method by using rates based on the estimated useful lives of the respective assets, and depreciation of the newly acquired building is computed using the straight-line method.

(2)	Intangible fixed assets

Software costs are amortized using the straight-line method over 5 years, which is the estimated useful life.

(3)	Long-term prepaid expenses

Long-term prepaid expenses are amortized using the straight-line method.

4. Deferred Assets

The entire amounts of stock issuance costs and bonds issuance costs are treated as expenses for the fiscal year.

5. Allowance for Loan Losses and Accrued Expenses

(1)	Allowance for loan losses

The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for the loan losses and is calculated by applying percentages based on collection experience in the past to the general loans, plus individually estimated uncollectible amounts to doubtful loans.

(2)	Accrued bonus

Accrued bonus is provided for the payment of employees’ bonuses based on estimated amounts of future payments attributed to each fiscal year.

Annual Financial Report

(3)	Allowance for losses on guarantee transactions (applicable from the year ended March 31, 2003)

The allowance for losses on guarantee transactions is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable losses from known and inherent risks in guarantee transactions.

(4)	Accrued retirement benefits – directors and statutory auditors

Accrued retirement benefits of the NISSIN’s directors and statutory auditors are provided at the amount which would have been required if all directors and statutory auditors had terminated their services at the balance sheet date. This amount is determined in accordance with NISSIN’s internal rules.

6. Basis for Revenue Recognition

Interest income from loans receivable:

Interest income from loans receivable is recognized on an accrual basis.

However, accrued interest income is recognized at the lower of the contractual interest rate or the restricted rate stipulated by the Interest Restriction Law in Japan.

7. Accounting for Lease Transactions

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

8. Hedging Activities (not applicable for the year ended March 31, 2003)

(1)	Accounting for hedging activities

Deferred hedge accounting has been adopted.

(2)	Hedge instruments and hedge item

- Hedge instruments

Interest rate caps and interest rate swaps

- Hedge item

Cash flow hedge for interest on borrowings with variable rates

(3)	Hedging policy

In order to reduce its exposure to fluctuations in interest rates on variable rate borrowings, NISSIN utilizes derivative financial instruments such as interest rate swap and interest rate cap contracts.

(4)	Evaluation of hedge effectiveness

NISSIN determines the effectiveness of its hedging transactions based on correlation between indicated rates of hedge instrument and hedge item.

9. Other Significant Accounting Policies for the Preparation of Non-consolidated Financial Statements

(1)	Accounting treatment of consumption taxes

Consumption taxes are excluded from transaction amounts.

Consumption taxes not subject to the exclusion are treated as an expense for the fiscal year.

Annual Financial Report

(2)	Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc. (effective from the year ended March 31, 2003)

NISSIN adopted “Accounting Standard for Treasury Stock and Reversal of Additional Paid-in Capital and Legal Reserve, etc” (AS No.1, which was issued by ASBJ on February 21, 2002) from April 1, 2002. The adoption of AS No. 1 did not have a material effect on NISSIN’s non-consolidated financial position and results of operations.

Effective this fiscal year, the Non-consolidated Statement of Appropriation Earnings and Shareholders’ Equity section in Non-consolidated Balance Sheet were prepared in accordance with the amended “Regulations for Non-consolidated Financial Statements”.

(3)	Accounting Standard Concerning Earnings Per Share, etc. (effective from the year ended March 31, 2003)

NISSIN adopted “Accounting Standard Concerning Earnings Per Share (ASB statement No.2)” and “Accounting Guidance Concerning Earnings Per Share (Accounting Guidance No.4)” which was issued by ASBJ on September 25, 2002 from April 1, 2002. The effects of the adoption of these accounting standards are stated in the notes on “Per Share Data”.

CHANGES IN PRESENTATION

(April 1, 2001 ~ March 31, 2002)

Commission Fees

“Commission fees”, which were included in “Other” of “Other operating expenses” for the previous fiscal year, are classified separately from the current fiscal year, as the amount of “Commission fees” became more than five percent of the total of “Other operating expenses”. The amount of “Commission fees” for the previous fiscal year was ¥588 million.

(April 1, 2002 ~ March 31, 2003)

None

ADDITIONAL INFORMATION

(April 1, 2001 ~ March 31, 2002)

Treasury Stock

From the year ended March 31, 2002, treasury stock has been presented as a component of shareholders’ equity instead of as a component of current assets in the non-consolidated financial statements.

Retirement Benefits

NISSIN abolished its retirement benefits system with the reform of its personnel system at March 31, 2002. With this abolishment, the accrued retirement expenses and retirement benefits receivable are recorded as “Accounts payable” of current liabilities and “Other” of current assets of ¥85 million and ¥55 million, respectively.

(April 1, 2002 ~ March 31, 2003)

None

Annual Financial Report

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes to Non-consolidated Balance Sheets

Note 1.	Assets pledged for short and long-term borrowings as collateral at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Loans receivable	¥47,601	¥38,858
Buildings	360	377
Land	262	262
Investment securities	145	33
Investments and other assets (other)	36	30

Total	¥48,405	¥39,563

Corresponding borrowings secured by the above collateral at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Short-term borrowings	¥600	¥3,100
Current portion of long-term borrowings	25,532	19,732
Long-term borrowings	19,377	14,310

Total	¥45,509	¥37,142

Loans receivable, other than the above, that will be transferred pursuant to forward contracts and the corresponding long-term borrowings including current portion at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Loans receivable	¥4,888	¥9,096
Long-term borrowings	4,788	8,075
Current portion	1,978	4,355

Deposits as pledges for swap agreements at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Investments and other assets (other)	¥43	¥—

In addition, during the year ended March 31, 2003, NISSIN entrusted loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in loans outstanding in trust to a third party. These transactions are a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements as of and for the year ended March 31, 2003, and the funds are recognized as a long-term liability related interest. There is no control over the interest by NISSIN except the above option. As of March 31, 2003, entrusted loans outstanding of ¥4,573 million were included in “Notes and loans receivable”, and the related long-term liability of ¥3,574 million were recorded in “Asset backed commercial paper”.

Note 2.	Unsecured consumer loans included in loans receivable at March 31, 2002 and 2003 are ¥46,179 million and ¥40,938 million, respectively.

Annual Financial Report

Note 3.	Bankrupt and delinquent loans receivable

Loans receivable, with respect to which it is doubtful that all principal can be collected, are recognized as bankrupt loans receivable. Bankrupt loans receivable included in bankrupt and delinquent loans receivable at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Bankrupt loans receivable	¥529	¥619

Note 4.	Commitments and contingencies

	March 31,

	2002	2003

	(in millions)
Guarantees for loans outstanding of other alliance companies	¥—	¥1,504
Guarantees for borrowings of a subsidiary (Nissin Servicer Co., Ltd.)	—	1,700

Note 5.	The number of shares authorized and shares issued

The number of shares authorized at March 31, 2002 and 2003 are as follows:

	March 31,

Type of shares	2002	2003

	(shares)
Common stock	120,000,000	240,000,000

Total number of shares authorized	120,000,000	240,000,000

However, as stipulated by the Articles of Incorporation, when redemption of stock is executed, the corresponding number of shares must be reduced.

The number of shares issued at March 31, 2002 and 2003 are as follows:

	March 31,

Type of shares	2002	2003

	(shares)
Common stock	33,156,014	66,312,028

Total number of shares issued	33,156,014	66,312,028

Note 6.	Treasury stock

The number of shares of common stock held by NISSIN as treasury stock at March 31, 2003 is 3,082,258 shares.

Annual Financial Report

Note 7.	According to the requirement of the Nonbank Bond Issuing Law, bankrupt and delinquent loans receivable are classified as follows:

	March 31,

	2002	2003

	(in millions)
(1) Bankrupt loans receivable	¥529	¥619
(2) Delinquent loans receivable	1,521	2,010
(3) Delinquent loans receivable (three months or more)	—	—
(4) Restructured loans receivable	7,570	10,929

Total	¥9,621	¥13,560

Notes:	(1)	“Bankrupt loans receivable”, for which unreceived interest is not accrued, are loans delinquent for a considerable period of time and for which the principal or interest on such loans is unlikely to be recovered due to the occurrence of events defined in Japanese Corporation Tax Law (Government Ordinance No. 97, 1965), Regulation 96-1(3) and Regulation 96-1(4).

	(2)	“Delinquent loans receivable” are loans receivable for which unreceived interest is not accrued due to customers’ delinquency, excluding loans receivables mentioned in (1), (4).

	(3)	“Delinquent loans receivable (three months or more)” are loans receivable for which the payments of principal and interest have been delayed for three months or more, excluding loans receivables mentioned in (1), (2).

	(4)	“Restructured loans receivable” are loans receivable for which NISSIN reached an agreement with the debtors about the favorable treatments such as a reduction and exemption of the interest, grace of principal and interest payments, desertion of receivables and others in order to reorganize the borrowing company and support their financial conditions, excluding loans receivables mentioned in (1), (2), (3).

Note 8.	The balance of loans outstanding under revolving contract included in loans receivable at March 31, 2002 and 2003 is as follows:

	March 31,

	2002	2003

	(in millions)
Loans outstanding under revolving contract	¥62,214	¥58,240

Under the terms and conditions of NISSIN’s revolving credit line agreements, NISSIN may, but is not committed to, lend funds to customers. NISSIN reviews credit lines based on account usage and customer creditworthiness. NISSIN’s unfunded credit lines at March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Unfunded credit lines with loans outstanding	¥8,462	¥7,222
Unfunded credit lines without any loans outstanding	29,042	28,705

Total	¥37,504	¥35,927

Certain portions of revolving agreements lapse without ever being used. Therefore, the amount of unfunded credit line will not necessarily affect future cash flows of NISSIN.

Under these agreements, NISSIN also may discontinue or reduce the credit lines of customers based on the deterioration of their credit status and other any other substantial reason. In addition, NISSIN will examine the agreements regularly in order to take measures in the terms of credit conservation.

Annual Financial Report

Notes to Non-consolidated Statements of Income

Note 1.	Details of other financial income for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Other financial income:
Interest on deposits	¥3	¥0
Interest from securities	0	—
Other	0	—

Total	¥4	¥0

Note 2.	Details of other operating income for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Other operating income:
Origination fee	¥863	¥1,175
Recovery from loans charged-off	1,118	978
Guarantee commissions received	—	93
Rent revenue from real estate	69	56
Other	0	3

Total	¥2,052	¥2,307

Note 3.	Details of financial costs for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Financial costs:
Interest payments (borrowings)	¥2,389	¥2,540
Interest payments (bonds)	1,252	1,134

	¥3,641	¥3,675

Note 4.	Accounts recognized in other income and other expenses are as follows:

•	The amount of interest received and dividends received from investment securities for the years ended March 31, 2002 and 2003 are recognized as other income.

•	Funding costs, that do not relate to the operating income, such as funding costs for the acquisition of fixed assets or bonds for the year ended March 31, 2002, are recognized as other expenses.

Note 5.	Details of gain on sales of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Gain on sales of fixed assets:
Buildings	¥1	¥0
Structures	0	0
Equipment	0	0
Land	40	9

Total	¥43	¥10

Annual Financial Report

Note 6.	Details of loss on sales of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Loss on sales of fixed assets:
Buildings	¥16	¥—
Structures	2	—
Land	254	—

Total	¥273	¥—

Note 7.	Details of loss on disposal of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Loss on disposal of fixed assets:
Buildings	¥37	¥23
Structures	35	8
Equipment	12	11

Total	¥85	¥42

Note 8.	Details of impairment of fixed assets for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Impairment of fixed assets:
Buildings	¥—	¥73
Structures	—	0
Equipment	—	0
Land	—	284

Total	¥—	¥357

Annual Financial Report

Lease Transactions

Finance leases, except those leases for which the ownership of the leased assets is transferred to the lessee, are as follows:

1.	Equivalents of acquisition costs, accumulated depreciation and book value:

	March 31,

	2002	2003

	(in millions)
Equipment:
Acquisition cost equivalent	¥1,701	¥1,563
Accumulated amortization equivalent	(1,135)	(630)

Book value equivalent	565	932
Software:
Acquisition cost equivalent	1,782	1,593
Accumulated amortization equivalent	(831)	(750)

Book value equivalent	950	843
Other:
Acquisition cost equivalent	—	4
Accumulated amortization equivalent	—	(0)

Book value equivalent	—	3

Total:
Acquisition cost equivalent	3,483	3,162
Accumulated amortization equivalent	(1,967)	(1,381)

Book value equivalent	¥1,516	¥1,780

2.	The amounts of outstanding future lease payments at March 31, 2002 and 2003:

	March 31,

	2002	2003

	(in millions)
Due within one year	¥664	¥618
Due after one year	892	1,187

Total	¥1,556	¥1,806

3.	Lease payments, amortization expense equivalent, interest expense equivalent for the years ended March 31, 2002 and 2003 are as follows:

	Years Ended March 31,

	2002	2003

	(in millions)
Lease payments	¥834	¥840
Amortization expense equivalent	775	789
Interest expense equivalent	47	42

4.	The method to calculate amortization expense equivalent and interest expense equivalent of leased property are as follows:

•	Amortization expense equivalent is calculated by using the straight-line method over the respective lease terms with no residual value.

•	Interest expense equivalent of lease obligation is calculated as the difference between the total lease payments and the acquisition cost equivalent of the leased property, with the amount allocated to each accounting period using the interest method.

Annual Financial Report

Investment Securities

All investments in subsidiaries or affiliates were securities without market quotation at March 31, 2002.

Information regarding affiliates with market quotation available at March 31, 2003 is as follow:

	March 31, 2003

	Carrying Value	Market Value	Differences

	(in millions)
Investment in affiliates	¥532	¥542	¥9

Deferred Income Taxes

1.	Significant components of deferred tax assets and liabilities as of March 31, 2002 and 2003 are as follows:

	March 31,

	2002	2003

	(in millions)
Deferred tax assets:
Loan charge-offs	¥63	¥69
Allowance for loan losses	866	1,674
Accrued local taxes	181	242
Accrued retirement benefits — directors and statutory auditors	151	135
Accrued bonuses	68	14
Impairment of fixed assets	—	149
Unrealized losses on investment securities	68	162
Other	25	79

Total deferred tax assets	1,425	2,529
Deferred tax liabilities:	—	—

Net deferred tax assets	¥1,425	¥2,529

2.	The reconciliation between statutory tax rate and the effective income tax rate for the years ended March 31, 2002 and 2003 is omitted as the total of these differences is less than 5% of statutory tax rate.

3.	In conjunction with promulgation of “Law Concerning an Amendment of Local Tax Law etc., (Article 9, 2003)” on March 31, 2003, it has been determined that pro forma standard taxation will be adopted on corporate income taxes from the fiscal year beginning on April 1, 2004. Therefore, NISSIN reviewed its calculation for deferred tax assets etc. using the statutory income tax rate after the implementation of the new law.

The effects from this modification are as follows:

Deferred tax assets (net): Income taxes (deferred): Unrealized losses on investment securities:	A decrease of ¥ 36 million An increase of ¥ 30 million An increase of ¥ 5 million

Annual Financial Report

Per Share Data

Per share data for year ended March 31, 2002 and 2003 are as follows.

	Years Ended March 31,

Per Share Data	2002	2003

	(in yen)
Shareholders’ equity per share	¥1,317.86	¥708.95
Earnings per share:
Basic	151.02	75.85

The diluted earnings per share for the year ended March 31, 2003 were not presented, as there was no dilution effect for this fiscal year.

Notes:	1).	ASB statement No. 2, Accounting Standard Concerning Earnings Per Share, and the Accounting Guidance No. 4, Accounting Guidance Concerning Earnings Per Share, issued by Accounting Standard Board of Japan, or “ASBJ”, on September 25, 2002, are adopted as of current period. In addition, per share data for the previous fiscal year are as follow as if ASB Statement No. 2 and ASB Guidance No. 4 were adopted on April 1, 2001.

Shareholders’ equity per share (in yen)	¥1,316.41
Earnings per share (in yen):
Basic	149.57
Diluted	149.56

2).	Basis for computation of per share data above

	Years Ended March 31,

	2002	2003

	(in millions, except shares)
Net income	¥—	¥4,945
Net income available for shareholders	—	4,889
Net income not available for shareholders:
Directors and statutory auditors bonuses	—	56

Total net income not available for shareholders	¥—	¥56
The weighted-average numbers of outstanding shares (000’s)	—	64,460

In addition, for the year ended March 31, 2003, stock options, warrants and convertible bonds are not reflected in the calculation for diluted earnings per share because these securities are without any diluted effect. The details of all these securities mentioned are stated in “ITEM. 4 - 1 - (2) OVERVIEW OF NISSIN — Information on Capital Stock — Information on Stock Options, Warrants and Convertible Bonds” and “ITEM 5 - 1 - 5 FINANCIAL STATEMENTS — Consolidated Financial Statements — Consolidated Supplementary Statements — Details of bonds and convertible bonds”).

3).	On May 21, 2002, NISSIN completed a two-for-one stock split. If the stock split is deemed to have occurred on April 1, 2001, per share data for the previous fiscal year are adjusted retroactively as follow:

Shareholders’ equity per share (in yen)	¥658.20
Earnings per share (in yen):
Basic	74.78
Diluted	74.78

Annual Financial Report

Significant Subsequent Events

(April 1, 2001 ~ March 31, 2002)

1.	On November 12, 2001, the Board of Directors’ meeting approved a stock split as follows.

(1) Stock split method:	Two-for-one stock split for all shares owned by the shareholders on record as of March 31, 2002

(2) Type of newly issued shares subject to the stock split:	Common stock

(3) Increase in the number of shares due to the stock split:	33,156,014 shares

(4) Stock split date:	May 21, 2002

(5) Dividend paid for the year from:	April 1, 2002

2.	On May 13, 2002, the Board of Directors’ meeting, and subsequently the Annual Shareholders’ Meeting held on June 22, 2002, approved a special resolution on issuance of new stock subscription rights for incentive purposes as described below, based upon the provisions of Article 280-20 and Article 280-21 of the Commercial Code.

The purpose of the issuance of stock options is to further increase the desire and motivation of individuals to improve operating results, as well as to attract and retain superior human resources.

(1) Grant for:	Directors, statutory auditors, employees or corporate advisors of NISSIN, temporary employees with tenure of over one year, and directors, statutory auditors and employees of affiliate companies at the time the new stock subscription rights are issued.

(2) Type of shares:	Common stock

(3) Number of shares of common stock:	Up to maximum total of 1,500,000 shares

(4) Amount to be paid in upon stock option exercise:	The amount to be paid upon the exercise of a stock option shall be an amount obtained by multiplying the closing price of a share of common stock of NISSIN on the Tokyo Stock Exchange on the day immediately before the approval date by 1.10 and the number of shares to be issued or transferred upon exercise of each new share subscription right, with any fraction of one yen rounded upward to the nearest yen; provided, however, that the paid-in amount shall not fall below an amount obtained by multiplying the closing price of a share of common stock of NISSIN on the Tokyo Stock Exchange on the issue date of the stock option by the number of shares to be issued or transferred upon exercise of each stock option unit.

(5) Exercise period:	Until three years from the first day of the month following the month of the approval date.

Annual Financial Report

(April 1, 2002 ~ March 31, 2003)

1.	On March 10, 2003, the Board of Directors’ meeting approved a stock split as follows.

(1) Stock split method:	Two-for-one stock split for all shares owned by the shareholders on record as of March 31, 2003

(2) Type of newly issued shares subject to the stock split:	Common stock

(3) Increase in the number of shares due to the stock split:	66,312,028 shares

(4) Stock split date:	May 20, 2003

(5) Dividend paid for the year from:	April 1, 2003

If the stock split is deemed to have occurred on April 1, 2001, per share data are adjusted retroactively as follows:

	Years Ended March 31,

	2002	2003

	(in yen)
Shareholders’ equity per share	¥329.10	¥354.48
Earnings per share:
Basic	37.39	37.92
Diluted	37.39	—

The diluted earnings per share for the year ended March 31, 2003 were not presented, as there was no dilution effect for this fiscal year.

2.	On May 12, 2003, the Board of Directors’ meeting, and subsequently the Annual Shareholders’ Meeting held on June 24, 2003, approved a special resolution on issuance of new stock subscription rights for incentive purposes as described below, based upon the provisions of Article 280-20 and Article 280-21 of the Commercial Code.

The purpose of the issuance of stock options is to further increase the desire and motivation of individuals to improve operating results, as well as to attract and retain superior human resources.

(1) Grant for:	Directors, statutory auditors, corporate advisors and employees of NISSIN (including employees dispatched to other companies), and directors, statutory auditors and employees of NISSIN’s fully owned subsidiaries, all of whom are designated by the Board of Directors, at the time of the issuance of such new stock subscription rights.

(2) Type of shares:	Common stock

(3) Number of shares of common stock:	Up to maximum total of 1,500,000 shares

(4) Amount to be paid in upon stock option exercise:	The amount to be paid in upon exercise of a stock option shall be an amount obtained by multiplying the average daily price of a share of common stock of NISSIN on the Tokyo Stock Exchange for the month immediately before the month of issuance date of new stock subscription rights by 1.10 and the number of shares to be issued or transferred upon exercise of each new share subscription right, with any fraction of one yen rounded upward to the nearest yen.

(5) Exercise period:	Until three years from the first day of the month following the month of the approval date.

Annual Financial Report

4.	Supplementary Materials

Details of investment securities

(Equity stocks)

	March 31, 2003

	Number of Shares	Book Value
	(shares)	(in millions)

(Investment securities)
(Other securities)
eBANK Corporation	4,600	¥299
Credia. Co., Ltd.	140,000	155
Raccoon Co., Ltd.	500	100
Yahoo Japan Corporation	100	97
Tenpos Busters Co., Ltd.	124	81
Tokushima Bank	122,971	79
Takeda Chemical Industries, Ltd.	17,000	75
Sony Corporation	17,600	73
Seven-Eleven Japan Co., Ltd.	20,400	63
AXELL CORPORATION	150	57
Other 60 companies	1,091,231	1,105

Total	1,414,676	¥2,188

(Bonds)

	March 31, 2003

	Face Value	Book Value

	(in millions)
(Investment securities)
(Other securities)
Bonds with warrants (2 companies)	¥66	¥6

Total	¥66	¥6

(Other)

	March 31, 2003

	Number of Units	Book Value

	(in millions, except units)
(Investment securities)
(Other securities)
Warrant securities (1 company)	9	¥35

Total	9	¥35

Annual Financial Report

Details of fixed assets

						Accumulated
	Balance at				Balance at	Depreciation and	Depreciation
	March 31,				March 31,	Amortization at	and
	2002	Increase	Decrease		2003	March 31, 2003	Amortization	Balance (net)

	(in millions)
Tangible fixed assets:
Buildings	¥1,404	¥9	¥125		¥1,288	¥737	¥57	¥550
			[73	]
Structures	69	—	16		52	39	2	13
			[0	]
Equipment	458	25	54		429	273	43	155
			[0	]
Land	1,388	—	296		1,092	—	—	1,092
			[284	]

Total tangible fixed assets	3,320	35	493		2,862	1,050	103	1,812
			[357	]
Intangible fixed assets:
Software	—	—	—		153	15	12	138
Telephone rights	—	—	—		130	—	—	130
Other	—	—	—		348	—	—	348

Total intangible fixed assets	—	—	—		631	15	12	616
Long-term prepaid expenses	46	79	76		50	17	11	33
	(2)	(57)	(55)		(5)			(5)

Deferred assets	—	—	—		—	—	—	—

Notes:	1	).	The amounts of depreciation and amortization for the year ended March 31, 2003 is allocated to the following accounts presented as operating expenses in the statement of income:

• Costs of real estate lease and other:	¥20 million

• Depreciation and amortization:	¥106 million

2).	The amount of intangible fixed assets is omitted in “Balance at March 31, 2002”, “Increase” and “Decrease” as the amount is less than 1% of total assets.

3).	The amounts presented in parenthesis of ( ) are the amounts of amortization for insurance expense, advertising expense and deferred interest expense. These amounts are not included in the amounts of “Depreciation and Amortization” because of their differences in nature.

4).	The amounts presented in brackets of [ ] are the amounts of impairment included in the amounts of decreases in various tangible fixed assets.

Annual Financial Report

Details of shareholders’ equity

The number of issued shares of common stock at March 31, 2002 and 2003 were 33,156,014 shares and 66,312,028 shares, respectively.

The details of shareholders’ equity are as follows:

		Balance at			Balance at
		March 31, 2002	Increase	Decrease	March 31, 2003

		(in millions)
Common stock		¥6,610	¥—	¥—	¥6,610

Additional paid-in capital	General:
	Capital paid-in excess of par value	8,912	—	—	8,912
	Warrants	21	—	—	21
	Other:
	Gain on sales of treasury stock	—	0	—	0

	Total	8,933	0	—	8,934

Legal reserves and general reserves	Legal reserves	400	—	—	400

	General reserves:
	Dividends reserve	1,000	—	—	1,000
	Other	21,800	4,000	—	25,800

	Total	¥23,200	¥4,000	¥—	¥27,200

Notes:	1).	The number of issued shares of common stock increased by 33,156,014 shares during the year ended March 31, 2003 pursuant to the two-for-one stock split on May 21, 2002.

2).	The number of shares of treasury stock at March 31, 2003 is 3,082,258 shares.

3).	The amount of “Gain on sales of treasury stock” included in “Additional paid-in capital” increased due to distribution pursuant to exercises of the stock options.

4).	The amount of “General reserves” increased by the appropriation of earnings for previous fiscal year.

Details of allowance for loan losses and other reserve

	Balance at		Decrease		Balance at
	March 31, 2002	Increase	(purpose usage)	Decrease (other)	March 31, 2003

	(in millions)
Allowance for loan losses	¥8,831	¥11,828	¥8,257	¥574	¥11,828
Accrued bonuses	253	87	253	—	87
Allowance for losses on guarantee transactions	—	9	—	—	9
Accrued retirement benefits -directors and statutory auditors	362	—	26	—	335

Note:	The amount of “Decrease (other)” in “Allowance for loan losses” represents the totals of the amount recovered by collection of ¥198 million and the adjustment amount of ¥375 million for the restatement of the allowance for general and individual loans based on actual results.

Annual Financial Report

(2) The Contents Of Major Assets And Liabilities

1.	Cash and deposits

March 31, 2003

(in millions)
Cash	¥372
Deposit:
Checking account	0
Ordinary deposit	22,963

Total deposit	22,963

Total	¥23,336

2.	Notes receivable

The summary of promissory notes receivable originated from commercial bills discounting is presented below.

(a)	By industries

March 31, 2003

(in millions)
Manufacturing	¥3
Construction	8
Service	0
Other	2

Total	¥15

(b)	By maturities

March 31, 2003

(in millions)
April 2003	¥4
May 2003	3
June 2003	5
July 2003	1
August 2003	0

Total	¥15

3.	Loans receivable

The amounts of loan originations and collections for the year ended March 31, 2003 are as follow.

								Turnover Ratio
								(times)
						Collection		(B)
Balance at		Amount			Balance at	Ratio (%)
Beginning	Amount of	of			End of	(C)		(A)+(D)
of Year	Origination	Collection	Amount	Loans	Year		× 100
(A)	(B)	(C)	Transferred	Charged-off	(D)	(A)+(B)		2

(in millions except percentages and times)
¥154,011	¥108,585	¥76,358	¥1,808	¥9,321	¥175,108	29.08		0.66

Note:	The amount transferred refers to the amount transferred from “Notes and loans receivable” to “Bankrupt and delinquent loans receivable”

Annual Financial Report

4.	Factoring loans

March 31, 2003

(in millions)
Importation entrepreneurs (4 persons)	¥16
Food manufacturing and wholesale distributors (3 persons)	1

Total	¥17

5.	Current portion of long-term borrowings

March 31, 2003

(in millions)
Regional bank	¥26,356
Trust bank	2,624
Long-term credit bank	1,120
Credit bank and credit cooperative bank	2,938
Life insurance company	100
Non-life insurance company	1,120
Business corporation	15,406

Total	¥49,666

6.	Long-term borrowings

March 31, 2003

(in millions)
Regional bank	¥25,714
Trust bank	428
Long-term credit bank	1,352
Foreign bank	1,000
Credit bank and credit cooperative bank	4,070
Life insurance company	100
Non-life insurance company	1,207
Business corporation	18,281

Total	¥52,154

7.	Bonds

March 31, 2003

(in millions)
2nd unsecured bonds	¥10,000
3rd unsecured bonds	10,000
4th unsecured bonds with warrants	1,500
5th unsecured bonds	5,000

Total	¥26,500

(3) Other

None

Annual Financial Report

ITEM 6.     INFORMATION ON STOCK AFFAIRS

Ending date of fiscal year:	March 31 of each year
Annual shareholders’ meeting:	During June in each year
Closing period for shareholders of record:	—
Record date:	March 31 of each year
The type of shares certificate:	100 shares, 1,000 shares, and 10,000 shares
Record date for interim dividend:	September 30 of each year
Number of shares to constitute one unit of share:	100 shares
Stock transfer;
Place of business handling:	Stock Transfer Agency Division The Mitsubishi Trust and Banking Corporation
11-1, Nagata-cho 2-Chome, Chiyoda-ku, Tokyo
Transfer agent:	The Mitsubishi Trust and Banking Corporation
11-1, Nagata-cho 2-Chome, Chiyoda-ku, Tokyo
Intermediary offices:	Head Office and Branches of The Mitsubishi Trust and Banking Corporation
Fee for stock transferring:	Free of charge
Fee for issuing share certificate:	Free of charge
Purchase of shares under 1 unit (under Japanese Unit Share System);
Place of business handling:	Stock Transfer Agency Division The Mitsubishi Trust and Banking Corporation
11-1, Nagata-cho 2-Chome, Chiyoda-ku, Tokyo
Agent:	The Mitsubishi Trust and Banking Corporation
11-1, Nagata-cho 2-Chome, Chiyoda-ku, Tokyo
Intermediary offices:	Head Office and Branches of The Mitsubishi Trust and Banking Corporation
Purchase commission:	Amount computed from the ratio of number of shares under 1 unit purchased to the brokerage commission of 1 unit stipulated by the Securities Exchange.
Newspaper in which public notice is inserted:	The Nihon Keizai Shimbun
Special privileges for the shareholders:	None

Notes:	1	).	NISSIN’s home page address of which the balance sheets and statements of income could be viewed is as follow:

			http://www.nissin-f.co.jp

	2	).	On May 6, 2003, The Mitsubishi Trust and Banking Corporation, the Company’s representative on stock affairs, has relocated its head office to the following address:

			4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo

Annual Financial Report

ITEM 7.     REFERENCE INFORMATION FOR NISSIN

The following documents were submitted to Director of Kanto Local Finance Bureau from April 1, 2002 to the filing date of the current annual financial report.

(1)	Annual Financial Report and Attachment for the year ended March 31, 2002 was submitted on June 24, 2002.

(2)	Semi-annual Financial Report for the six months ended September 30, 2002 was submitted on December 6, 2002.

(3)	Security Registration Statement for Stock Option and Attachment was submitted on September 2, 2002.

(4)	Amendment Security Registration Statement for Stock Option was submitted on September 10, 2002.

(5)	Security Issuance Registration Statement for Bond was submitted on September 27, 2002.

(6)	Supplemental Security Issuance Registration Statement for Bond and Attachment was submitted on October 10, 2002.

(7)	Amendment Security Issuance Registration Statements for Bond were submitted on June 24, 2002, July 22, 2002, July 23, 2002, July 26, 2002, August 2, 2002, August 6, 2002, October 7, 2002, December 6, 2002 and December 9, 2002, respectively.

(8)	Temporary Report for Public Offering based on Article 19-1 and Article 19-2(1) of Cabinet Office Ordinance was submitted on July 22, 2002.

(9)	Amendment Temporary Reports for Public Offering based on Article 19-1 and Article 19-2(1) of Cabinet Office Ordinance was submitted on July 23, 2002, July 26, 2002, August 2, 2002 and August 6, 2002, respectively.

(10)	Purchase Report of Treasury Stock for period from February 27, 2002 to May 26, 2002 was submitted on May 30, 2002.

Purchase Report of Treasury Stock for period from May 27, 2002 to June 22, 2002 was submitted on June 24, 2002.

Purchase Report of Treasury Stock for period from June 22, 2002 to June 30, 2002 was submitted on July 8, 2002.

Purchase Report of Treasury Stock for period from July 1, 2002 to July 31, 2002 was submitted on August 5, 2002.

Purchase Report of Treasury Stock for period from August 1, 2002 to August 31, 2002 was submitted on September 5, 2002.

Purchase Report of Treasury Stock for period from September 1, 2002 to September 30, 2002 was submitted on October 4, 2002.

Purchase Report of Treasury Stock for period from October 1, 2002 to October 31, 2002 was submitted on November 8, 2002.

Purchase Report of Treasury Stock for period from November 1, 2002 to November 30, 2002 was submitted on December 10, 2002.

Purchase Report of Treasury Stock for period from December 1, 2002 to December 31, 2002 was submitted on January 15, 2003.

Purchase Report of Treasury Stock for period from January 1, 2003 to January 31, 2003 was submitted on February 12, 2003.

Purchase Report of Treasury Stock for period from February 1, 2003 to February 28, 2003 was submitted on March 11, 2003.

Purchase Report of Treasury Stock for period from March 1, 2003 to March 31, 2003 was submitted on April 7, 2003.

Purchase Report of Treasury Stock for period from April 1, 2003 to April 30, 2003 was submitted on May 9, 2003.

Purchase Report of Treasury Stock for period from May 1, 2003 to May 31, 2003 was submitted on June 6, 2003.

Annual Financial Report

SECOND SECTION: GUARANTOR COMPANY OF NISSIN

None.

Annual Financial Report

Audit Report

June 22, 2002

Kunihiko Sakioka,
President & Representative Director of
NISSIN CO., LTD.

Sanyu & Co.
Representative Partner: Keisuke Takase
Engagement Partner: Tomohiro Koto

Pursuant to Article 193-2 of “Securities and Exchange Law,” we have examined the consolidated balance sheet, the consolidated statement of income, the consolidated statement of retained earnings, the consolidated statement of cash flows and the consolidated supplementary statements of NISSIN CO., LTD. included in “Financial Statements” as of and for the year ended March 31, 2002.

Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required.

As a result of our examination, it is our opinion that the accounting policies and accounting treatments that the Company adopted for the preparation of the consolidated financial statements referred to above are in accordance with generally accepted accounting principles, and the accounting policies applied are consistent with those applied in the prior year, and that the presentation of the consolidated financial statements is in conformity with “Regulations Concerning the Terminology, Forms and Methods of Preparation of the Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976).

Accordingly, it is our opinion that the aforementioned consolidated financial statements of the Company and its consolidated subsidiaries present fairly their consolidated financial position as of March 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended.

We have no interest in NISSIN CO., LTD. and its consolidated subsidiaries, which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

Annual Financial Report

Report of Independent Certified Public Accountants

June 24, 2003

Board of Directors of
NISSIN CO., LTD.

Sanyu & Co.
Representative Partner: Keisuke Takase
Engagement Partner: Tomohiro Koto

Pursuant to Article 193-2 of “Securities and Exchange Law,” we have examined the consolidated balance sheet, the consolidated statement of income, the consolidated statement of retained earnings, the consolidated statement of cash flows and the consolidated supplementary statements of NISSIN CO., LTD. included in “Financial Statements” as of and for the year ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was made in accordance with auditing standards generally accepted in Japan. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003, and the results of its operations and its cash flows for the year ended March 31, 2003, in conformity with accounting principles generally accepted in Japan.

We have no interest in NISSIN CO., LTD. and its consolidated subsidiaries, which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

Annual Financial Report

Audit Report

June 22, 2002

Kunihiko Sakioka,
President & Representative Director of
NISSIN CO., LTD.

Sanyu & Co.
Representative Partner: Keisuke Takase
Engagement Partner: Tomohiro Koto

Pursuant to Article 193-2 of “Securities and Exchange Law,” we have examined the balance sheet, the statement of income, the statement of appropriation of earnings, the supplementary statements of NISSIN CO., LTD. included in “Financial Statements” as of and for the year ended March 31, 2002.

Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required.

As a result of our examination, it is our opinion that the accounting policies and accounting treatments that the Company adopted for the preparation of the financial statements referred to above are in accordance with generally accepted accounting principles, and the accounting policies applied are consistent with those applied in the prior year, and that the presentation of the financial statements is in conformity with “Regulations Concerning the Terminology, Forms and Methods of Preparation of the Financial Statements” (Ministry of Finance Ordinance No. 59, 1963).

Accordingly, it is our opinion that the aforementioned financial statements of the Company present fairly their financial position as of March 31, 2002, and the results of their operations for the year then ended.

We have no interest in NISSIN CO., LTD., which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

Annual Financial Report

Report of Independent Certified Public Accountants

June 24, 2003

Board of Directors of
NISSIN CO., LTD.

Sanyu & Co.
Representative Partner: Keisuke Takase
Engagement Partner: Tomohiro Koto

Pursuant to Article 193-2 of “Securities and Exchange Law,” we have examined the balance sheet, the statement of income, the statement of appropriation of earnings, the supplementary statements of Nissin Co., Ltd. included in “Financial Statements” as of and for the year ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was made in accordance with auditing standards generally accepted in Japan. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003, and the results of its operations for the year ended March 31, 2003, in conformity with accounting principles generally accepted in Japan.

We have no interest in NISSIN CO., LTD., which should be disclosed pursuant to the provision of the Certified Public Accountants Law.